                                        Rule 424(b) 4
                                        Registration Statement No. 333-65144

                                        Rule 462(b)
                                        Registration No. 333-66636

PROSPECTUS

                                1,400,000 Shares

                                                     MERCANTILE BANK CORPORATION

[MERCANTILE LOGO]                 Common Stock
                           -------------------------

     Mercantile Bank Corporation is offering 1,400,000 shares of common stock.

     Our common stock is quoted on the Nasdaq National Market under the symbol "MBWM." On August 2, 2001, the last reported sale price of our common stock as reported on the Nasdaq National Market was $17.00 per share.

                           -------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                           -------------------------

     THE SHARES OF COMMON STOCK BEING OFFERED ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE BANK INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                                                                PER SHARE       TOTAL
                                                                ---------    -----------
Public offering price.......................................     $ 16.75     $23,450,000
Underwriting discount.......................................     $ 1.005     $ 1,407,000
Proceeds to Mercantile Bank Corporation.....................     $15.745     $22,043,000

     This is a firm commitment underwriting. The underwriters have been granted a 30-day option to purchase up to an additional 210,000 shares of common stock to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

STIFEL, NICOLAUS & COMPANY
                 INCORPORATED
                            HOWE BARNES INVESTMENTS, INC.
                                                   TUCKER ANTHONY SUTRO
                                                          CAPITAL MARKETS

August 2, 2001

                          MERCANTILE BANK CORPORATION

                                     [MAP]

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and consolidated financial statements and related notes appearing elsewhere in this prospectus. Unless otherwise noted, all information in this prospectus assumes that the underwriters will not exercise the option to purchase additional shares to cover over-allotments from us in the offering. Unless the text clearly suggests otherwise, references in this prospectus to "us," "we," "our," or "the company" include Mercantile Bank Corporation and its wholly-owned subsidiaries. These subsidiaries include Mercantile Bank of West Michigan, which we sometimes refer to as "our bank," and Mercantile Bank Mortgage Company, which we sometimes refer to as "our mortgage company."

     This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections entitled "Forward-Looking Statements," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" contain a discussion of some of the factors that could contribute to those differences.

                          MERCANTILE BANK CORPORATION

     We are a single bank holding company headquartered in Grand Rapids, Michigan that provides commercial and retail banking services primarily to small- to medium-sized businesses based in and around Grand Rapids. Through our bank subsidiary, Mercantile Bank of West Michigan, we serve principally the Kent and Ottawa Counties of western Michigan. We formed Mercantile Bank Mortgage Company, a wholly owned subsidiary of our bank, in October 2000 to increase the profitability and efficiency of our bank's mortgage loan function. At June 30, 2001, we had total assets of $617.9 million, loans of $508.1 million, deposits of $520.2 million and shareholders' equity of $40.4 million.

GROWTH HISTORY

     We have grown significantly since our bank opened in December 1997. We posted our first profit in the third quarter of 1998, only nine months after our bank opened. Since inception, management has focused on achieving profitable internal growth while maintaining strong asset quality. At June 30, 2001, our assets exceeded $600.0 million and our non-performing loans were 0.03% of loans. A number of factors have contributed to our growth:

     - our experienced management team has extensive long-term relationships and a strong reputation within the western Michigan business community;

     - a track record of customer attentiveness and responsive service;

     - achieving the size and visibility to be a major competitor for commercial loans in our markets; and

     - over the past four years, the Grand Rapids financial services market has undergone continued market disruption as the largest local banks have been acquired by out-of-state institutions.

We believe the combination of these factors has contributed to our strong historical performance and will provide significant opportunities for continued growth and profitability.

FINANCIAL SUMMARY

     We have maintained strong asset quality while continuing to internally grow our organization. The table below presents selected operating and financial highlights:

                                  AS OF OR FOR THE
                                  SIX MONTHS ENDED                 AS OF OR FOR THE
                                      JUNE 30,                 YEARS ENDED DECEMBER 31,
                                 -------------------   -----------------------------------------
                                   2001       2000       2000       1999       1998     1997(1)
                                 --------   --------   --------   --------   --------   --------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenue(2)..............   $  7,934   $  6,291   $ 13,467   $ 10,284   $  5,027     $  140
Diluted earnings (loss) per
  share.......................       0.58       0.44       1.07       0.80      (0.55)     (0.26)
Total assets..................    617,888    440,317    512,746    368,037    216,237     24,109
Loans.........................    508,111    374,986    429,804    308,006    184,745     12,887
Deposits(3)...................    520,222    361,613    425,740    294,829    171,998      9,688
Shareholders' equity..........     40,447     29,239     31,854     27,968     26,701     13,473
Efficiency ratio(4)...........      54.64%     58.52%     55.80%     57.25%     70.90%        NM
Return on average
  shareholders' equity(5).....       9.18       8.02       9.48       7.70      (6.40)    (30.90)
Net charge-offs to average
  loans(5)....................       0.01       0.01       0.05       0.04       0.00       0.00

-------------------------
(1) We were incorporated in 1997. The 1997 period is from July 15, 1997 (date of inception) through December 31, 1997.

(2) Total revenue is defined as net interest income plus non-interest income.

(3) Includes out-of-area CDs.

(4) Non-interest expense divided by the sum of net interest income plus non-interest income.

(5) Annualized for interim periods.

- Our earnings per share increased 31.8% for the six-month period ended June 30, 2001 over the same period in 2000, and 33.8% for the fiscal year ended 2000 compared to the fiscal year ended 1999.

- Our total revenues increased 26.1% for the six-month period ended June 30, 2001 over the same period in 2000, and 31.0% for the fiscal year ended 2000 compared to the fiscal year ended 1999.

- Our loans have grown 35.5% ($133.1 million) for the twelve-month period ended June 30, 2001.

- Our ratio of net charge-offs to average loans has averaged 0.03% over the last three fiscal years ended December 31, 2000, and was 0.01% for the six-month period ended June 30, 2001.

OPERATING STRATEGY

     The key elements of our operating strategy are presented below.

     FOCUS ON LOCALLY-OWNED AND OPERATED BUSINESSES. Our lending activities focus primarily on providing local businesses with commercial business loans and loans secured by owner-occupied real estate. Typically, we seek commercial lending relationships with customers borrowing from $250,000 to $6.0 million. Our legal lending limit was approximately $12.0 million as of June 30, 2001, and this limit accommodates the vast majority of credit opportunities we encounter. If local businesses have credit needs beyond the scope of our lending capacity, we will often look to participate out a portion of the credit with other financial institutions in order to accommodate our customers' needs. As of June 30, 2001, we had six relationships borrowing more than $5.0 million from our bank.

     EMPLOYING FEWER, BUT HIGHLY QUALIFIED AND PRODUCTIVE INDIVIDUALS AND FOCUSING ON LOW NET OVERHEAD RATIOS. Key to our growth and profitability is our management's extensive experience in providing community banking services and our ability to create a culture committed to both proactive sales and disciplined credit quality. Our practice of employing fewer, but highly qualified and productive individuals at all levels of the organization is key to maintaining a decentralized management structure. These individuals are able to manage large loan portfolios, which increases interest income while controlling personnel costs. Our commercial lending focus allows us to generate larger relationships than a retail focus would allow, which permits us to accelerate asset growth with fewer resources. We believe our organizational structure and loan focus will allow us to continue to improve and maintain our favorable net overhead ratios as our bank matures.

     OPERATING A LIMITED NUMBER OF OFFICES WITH A HIGH ASSET BASE PER
OFFICE. We currently have two full-service branches and plan to open a third in the fall of 2001. We actively solicit local deposits to fund our asset growth. We grew our local deposit base 29.8% in 2000 and 20.3% in the first six months of 2001. However, our loan portfolio has increased faster than our local deposits. Because of this, our strategy is to garner out-of-area CDs from across the country at rates similar to our local deposit market in order to help fund our growth. Our ability to attract adequate funding with minimal branching allows us to grow at a lower overhead cost. We plan to continue using out-of-area deposits because we believe that this source of funds gives us an efficiency advantage in our market.

     MAINTAINING STRONG ASSET QUALITY. Equally important as our growth is our emphasis on the quality of our loan portfolio and the adequacy of our reserves. For the fiscal years since our opening, our ratio of annual net charge-offs to average loans has not exceeded 0.05%, and for the six-months ended June 30, 2001 our ratio was 0.01%. Our ratio of non-performing loans to loans was 0.03% at June 30, 2001. In addition to controlling provision expense, we believe that strong asset quality leads to greater operating performance because it minimizes the time and money spent managing problem assets. At the same time we understand the risks associated with our loan portfolio and maintain a loan loss reserve that we believe is appropriate. At June 30, 2001 our ratio of allowance for loan losses to total loans was 1.47%.

MARKET AREA

     Our market area is the Kent and Ottawa Counties of western Michigan, including the City of Grand Rapids, the second largest city in the State of Michigan. Kent County, which encompasses most of the Grand Rapids metropolitan area, has a diverse economy based primarily on manufacturing, retail and service businesses. Statistically, Kent County has approximately 554,000 people, 200,000 households and a median household income that is estimated to have grown approximately 65% from 1990 to 2000. Kent County is a significant banking market in the State of Michigan. According to available industry data, as of June 30, 2000, total deposits in Kent County, including those of banks and thrifts, were approximately $8.5 billion.

     Our principal executive offices are located at 216 North Division Avenue, Grand Rapids, Michigan. Our telephone number is (616) 242-9000.

                                  THE OFFERING

Common stock offered by
Mercantile Bank Corporation.....    1,400,000 shares

Offering price per share........    $16.75

Common stock to be outstanding
  after this offering...........    4,512,702 shares(1)

Use of proceeds.................    We intend to use the net proceeds from this
                                    offering to increase our capital position in anticipation of future growth, and for other general corporate purposes. Promptly following the completion of this offering, we intend to contribute substantially all of the net proceeds to our bank to increase its capital position.

Cash dividends..................    We have not paid cash dividends on our
                                    common stock since our formation in 1997, and we currently have no intention of doing so in the foreseeable future.

Risk factors....................    See "Risk Factors" beginning on page 7 and
                                    other information included or incorporated by reference in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Nasdaq National Market Symbol...    MBWM.
-------------------------
(1) The number of shares to be outstanding after this offering excludes 166,526 shares issuable upon the exercise of outstanding employee stock options.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table summarizes our selected consolidated financial information and other financial data. The selected balance sheet and statement of income data, insofar as they relate to the years ended December 31, 2000, 1999, 1998 and 1997 are derived from our consolidated financial statements, which have been audited by Crowe, Chizek and Company LLP. The selected consolidated financial data as of and for the six-month periods ended June 30, 2001 and 2000 are derived from unaudited consolidated financial statements. In our opinion, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of results as of and for the six-month periods ended June 30, 2001 and 2000 have been included. This information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period, and results for the six-month period ended June 30, 2001 are not necessarily indicative of results that may be expected for the full year ending December 31, 2001.

                                AS OF OR FOR THE
                                SIX MONTHS ENDED
                                    JUNE 30,            AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                              ---------------------   ---------------------------------------------
                                2001        2000        2000        1999        1998       1997(1)
                              ---------   ---------   ---------   ---------   ---------   ---------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF INCOME:
  Interest income...........  $  21,866   $  16,712   $  36,835   $  22,766   $  10,168   $     154
  Interest expense..........     14,707      10,911      24,560      13,330       5,629          14
                              ---------   ---------   ---------   ---------   ---------   ---------
  Net interest income.......      7,159       5,801      12,275       9,436       4,539         140
  Provision for loan
    losses..................      1,180         945       1,854       1,961       2,572         193
  Non-interest income.......        775         489       1,192         848         488           0
  Non-interest expenses.....      4,335       3,681       7,515       5,888       3,564         351
                              ---------   ---------   ---------   ---------   ---------   ---------
  Income (loss) before
    income taxes............      2,419       1,665       4,098       2,393      (1,109)       (404)
  Federal income tax
    expense.................        727         528       1,303         292           0           0
                              ---------   ---------   ---------   ---------   ---------   ---------
  Net income (loss).........  $   1,692   $   1,137   $   2,795   $   2,101   $  (1,109)  $    (404)
                              =========   =========   =========   =========   =========   =========
COMMON SHARE DATA:
  Diluted earnings (loss)
    per share...............  $    0.58   $    0.44   $    1.07   $    0.80   $   (0.55)  $   (0.26)
  Book value per share......      12.99       11.26       12.24       10.74       10.26        8.58
  Cash dividends per
    share...................       0.00        0.00        0.00        0.00        0.00        0.00
  Weighted average common
    and common equivalent
    shares-diluted..........  2,944,345   2,596,125   2,603,331   2,623,729   2,003,018   1,569,750
BALANCE SHEET DATA:
  Total assets..............  $ 617,888   $ 440,317   $ 512,746   $ 368,037   $ 216,237   $  24,109
  Loans.....................    508,111     374,986     429,804     308,006     184,745      12,887
  Allowance for loan
    losses..................      7,462       5,527       6,302       4,620       2,765         193
  Total securities..........     67,625      49,271      60,457      41,957      24,160       2,998
  Deposits..................    520,222     361,613     425,740     294,829     171,998       9,688
  Trust preferred
    securities..............     16,000      16,000      16,000      16,000           0           0
  Shareholders' equity......     40,447      29,239      31,854      27,968      26,701      13,473

                                AS OF OR FOR THE
                                SIX MONTHS ENDED
                                    JUNE 30,            AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                              ---------------------   ---------------------------------------------
                                2001        2000        2000        1999        1998       1997(1)
                              ---------   ---------   ---------   ---------   ---------   ---------
SELECTED PERFORMANCE RATIOS:
  Return on average
    assets(2)...............       0.61%       0.55%       0.63%       0.71%      (0.86)%    (21.78)%
  Return on average
    shareholders'
    equity(2)...............       9.18        8.02        9.48        7.70       (6.40)     (30.94)
  Net interest margin (tax
    equivalent)(2)(3).......       2.73        2.95        2.90        3.30        3.61          NM
  Efficiency ratio(4).......      54.64       58.52       55.80       57.25       70.90          NM
ASSET QUALITY RATIOS:
  Non-performing loans to
    total loans.............       0.03%       0.03%       0.02%       0.00%       0.00%       0.00%
  Non-performing assets to
    total assets............       0.03        0.03        0.02        0.00        0.00        0.00
  Allowance for loan losses
    to non-performing
    loans...................   4,288.51    4,605.83    2,325.46          NA          NA          NA
  Allowance for loan losses
    to total loans..........       1.47        1.47        1.47        1.50        1.50        1.50
  Net charge-offs to average
    loans(2)................       0.01        0.01        0.05        0.04        0.00        0.00
LIQUIDITY AND CAPITAL
  RATIOS:
  Average loans to average
    deposits................      99.06%     101.99%     102.03%     101.68%     103.30%      91.22%
  Total shareholders' equity
    to total assets.........       6.55        6.64        6.21        7.60       12.35       55.88
  Tier 1 leverage capital
    ratio(5)................       9.26        9.30        8.59       10.88       13.83       69.72
  Tier 1 risk-based capital
    ratio...................       9.11        9.30        8.59       10.64       11.79       77.04
  Total risk-based capital
    ratio...................      10.82       12.00       10.97       13.67       13.01       78.12

-------------------------
(1) We were incorporated in 1997. The 1997 period is from July 15, 1997 (date of inception) through December 31, 1997.

(2)  Certain financial ratios for interim periods have been annualized.

(3)  Net interest income divided by average interest-earning assets.

(4) Non-interest expense divided by the sum of net interest income plus non-interest income.

(5) The Tier 1 leverage ratio is Tier 1 capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.

NM  Not meaningful.

                                  RISK FACTORS

     Investing in our common stock involves risks. You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider other information in this prospectus, as well as in the other documents incorporated by reference into this prospectus. If any of these risks actually occur, our business could be adversely affected, the trading price of our common stock could decline, and you could lose all or a part of your investment.

     CHANGES IN ECONOMIC CONDITIONS OR INTEREST RATES MAY NEGATIVELY AFFECT OUR EARNINGS, CAPITAL AND LIQUIDITY.

     The results of operations for financial institutions, including our bank, may be materially and adversely affected by changes in prevailing local and national economic conditions, including declines in real estate market values, rapid increases or decreases in interest rates and changes in the monetary and fiscal policies of the federal government. Our profitability is heavily influenced by the spread between the interest rates we earn on investments and loans and the interest rates we pay on deposits and other interest-bearing liabilities. Substantially all our loans are to businesses and individuals in western Michigan, and any decline in the economy of this area could adversely affect us. Like most banking institutions, our net interest spread and margin will be affected by general economic conditions and other factors that influence market interest rates and our ability to respond to changes in these rates. At any given time, our assets and liabilities will be such that they will be affected differently by a given change in interest rates.

     OUR CREDIT LOSSES COULD INCREASE AND OUR ALLOWANCE FOR LOAN LOSSES MAY NOT BE ADEQUATE TO COVER ACTUAL LOAN LOSSES.

     The risk of nonpayment of loans is inherent in all lending activities, and nonpayment, if it occurs, may have a materially adverse effect on our earnings and overall financial condition as well as the value of our common stock. Our focus on commercial lending may result in a larger concentration of loans to small businesses. As a result, we may assume greater lending risks than other banks. Also, many of our loans have been made recently, and in certain circumstances there is limited repayment history against which we can fully assess the adequacy of the allowance for loan losses. We make various assumptions and judgements about the collectibility of our loan portfolio and provide an allowance for potential losses based on several factors. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our losses, which would have an adverse affect on our operating results. While we have not experienced any significant charge-offs or had large numbers of nonperforming loans, due to the significant increase in loans originated since we began operations, we cannot assure you that we will not experience an increase in delinquencies and losses as these loans continue to mature. The actual amount of future provisions for loan losses cannot be determined at this time and may exceed the amounts of past provisions. Additions to our allowance for loan losses decrease our net income.

     WE RELY HEAVILY ON OUR MANAGEMENT AND OTHER KEY PERSONNEL, AND THE LOSS OF ANY OF THEM MAY ADVERSELY AFFECT OUR OPERATIONS.

     We are and will continue to be dependent upon the services of our management team, including Gerald R. Johnson, Jr., our Chairman and Chief Executive Officer, Michael H. Price, our President and Chief Operating Officer, and our other senior managers. The loss of either Mr. Johnson or Mr. Price, or any of our other senior managers, could have an adverse affect on our growth and performance. We have entered into employment contracts with Mr. Johnson and Mr. Price and two other senior managers. The contracts provide for a three year employment period that is extended for an additional year each year unless a notice is given indicating that the contract will not be extended. We presently maintain policies of key man life insurance on the lives of Mr. Johnson and Mr. Price in the amount of $1 million each.

     In addition, we will continue to depend on our ability to retain our key loan officers. Our success can be attributed in large part to the relationships these officers as well as members of our management team have developed and are able to maintain with our customers as we continue to implement our community banking philosophy.

     DECLINE IN THE AVAILABILITY OF OUT-OF-AREA DEPOSITS COULD CAUSE LIQUIDITY OR INTEREST RATE MARGIN CONCERNS, OR LIMIT OUR GROWTH.

     We have utilized out-of-area or wholesale deposits to support our asset growth. These deposits are generally a lower cost source of funds when compared to the interest rates that we would have to offer in our local market to generate a commensurate level of funds. In addition, the overhead costs associated with wholesale deposits are considerably less than the overhead costs we would incur to administer a similar level of local deposits. A decline in the availability of these wholesale deposits would require us to fund our growth with more costly funding sources, which could reduce our net interest margin, limit our growth, reduce our asset size, or increase our overhead costs.

     FUTURE SALES OF OUR COMMON STOCK OR OTHER SECURITIES MAY DILUTE THE VALUE OF OUR COMMON STOCK.

     In many situations, our Board of Directors has the authority, without any vote of our shareholders, to issue shares of our authorized but unissued stock, including shares authorized but unissued under our stock option plans. In the future, we may issue additional securities, through public or private offerings, in order to raise additional capital. Any such issuance would dilute the percentage of ownership interest of existing shareholders and may dilute the per share book value of the common stock. In addition, option holders may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.

     The sale, or availability for sale, of a substantial number of shares of common stock in the public market as a result of or following this offering could adversely affect the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

     OUR GROWTH AND EXPANSION MAY BE LIMITED BY MANY FACTORS.

     We have pursued and intend to continue to pursue an internal growth strategy, the success of which will depend primarily on generating an increasing level of loans and deposits at acceptable risk and interest rate levels without corresponding increases in non-interest expenses. There can be no assurance that we will be successful in continuing our growth strategies due to delays and other impediments resulting from regulatory oversight, limited availability of qualified personnel, or unavailability of branch sites. In addition, the success of our growth strategy will depend on maintaining sufficient regulatory capital levels and on continued favorable economic conditions in our market area.

     In addition, we may acquire banks, related businesses or branches of other financial institutions that we believe provide a strategic fit with our business. To the extent that we grow through acquisitions, we cannot assure you that we will be able to adequately or profitably manage this growth. Acquiring other banks, businesses, or branches involves risks commonly associated with acquisitions, including:

     - exposure to unknown or contingent liabilities of banks, businesses, or branches we acquire;

     - exposure to asset quality issues of the acquired banks, businesses or branches;

     - difficulty and expense of integrating the operations and personnel of banks, businesses, or branches we acquire;

     - potential disruption to our business;

     - potential diversion of our management's time and attention;

     - the possible loss of key employees and customers of the banks, businesses, or branches we acquire; and

     - the need for financial reporting purposes to record and amortize core deposit premiums.

     OUR FUTURE SUCCESS IS DEPENDENT ON OUR ABILITY TO COMPETE EFFECTIVELY IN THE HIGHLY COMPETITIVE BANKING INDUSTRY.

     We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. We compete for deposits, loans and other financial services with numerous Michigan-based and out-of-state banks, thrifts, credit unions and other financial institutions as well as other entities that provide financial services. Some of the financial institutions and financial service organizations with which we compete are not subject to the same degree of regulation as we are. Most of our competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than we do and offer branch networks and other services which we do not, including, brokerage, insurance, trust, mutual fund and international banking services. Most of these entities have greater capital resources than we do, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than we do. This competition may limit our growth or earnings. Under the Gramm-Leach-Bliley Act of 1999, effective March 11, 2000, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. The Gramm-Leach-Bliley Act may significantly change the competitive environment in which we conduct business. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

     WE ARE SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION, AND ANY REGULATORY CHANGES MAY ADVERSELY AFFECT US.

     The banking industry is heavily regulated under both federal and state law. These regulations are primarily intended to protect customers, not our creditors or shareholders. Existing state and federal banking laws subject us to substantial limitations with respect to the making of loans, the purchase of securities, the payment of dividends and many other aspects of our business. Some of these laws may benefit us, others may increase our costs of doing business, or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition. Federal economic and monetary policy may also affect our ability to attract deposits, make loans and achieve satisfactory interest spreads.

     WE CONTINUALLY ENCOUNTER TECHNOLOGICAL CHANGE, AND WE MAY HAVE FEWER RESOURCES THAN OUR COMPETITORS TO CONTINUE TO INVEST IN TECHNOLOGICAL IMPROVEMENTS.

     The banking industry is undergoing technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as creating additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. There can be no assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

     OUR ARTICLES OF INCORPORATION AND BY-LAWS AND THE LAWS OF MICHIGAN CONTAIN PROVISIONS THAT COULD MAKE A TAKEOVER MORE DIFFICULT.

     Our Articles of Incorporation and By-laws, and the corporate laws of the State of Michigan, include provisions which are designed to provide our board of directors with time to consider whether a hostile takeover offer is in our company's and shareholders' best interest. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control. The provisions also could diminish the opportunities for a holder of our common stock to participate in tender offers, including tender offers at a price above the then-current market price for our common stock. These provisions could also prevent transactions in which our shareholders might otherwise receive a premium for their shares over then-current market prices, and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

     The Michigan Business Corporation Act contains provisions intended to protect shareholders and prohibit or discourage various types of hostile takeover activities. In addition to these provisions and the provisions of our Articles of Incorporation and By-laws, federal law requires the Federal Reserve Board's approval prior to acquisition of "control" of a bank holding company. All of these provisions may have the effect of delaying or preventing a change in control without action by our shareholders, and could adversely affect the price of our common stock.

     THERE IS A LIMITED TRADING MARKET FOR OUR COMMON STOCK.

     The price of our common stock subject to this offering may be greater than the market price for our common stock following the offering. Our common stock is quoted on the Nasdaq National Market under the symbol "MBWM". The development and maintenance of an active public trading market depends upon the existence of willing buyers and sellers, the presence of which is beyond our control. While we are a publicly-traded company, the volume of trading activity in our stock is still relatively limited. Even if a more active market develops, there can be no assurance that such a market will continue, or that our shareholders will be able to sell their shares at or above the offering price.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds of approximately $21.8 million from the sale of 1,400,000 shares of our common stock in this offering, at a public offering price of $16.75 per share, after deducting the underwriting discount and commissions and estimated offering expenses of approximately $212,000 payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $25.1 million.

     We intend to use the net proceeds from this offering to increase our capital position in anticipation of future growth, and for other general corporate purposes. Promptly following the completion of this offering, we intend to contribute substantially all of the net proceeds to our bank to increase its capital position.

                                 CAPITALIZATION

     The following table sets forth our indebtedness and capitalization at June 30, 2001:

     - on an actual basis; and

     - on an adjusted basis to give effect to the offering, as if the sale of the shares of our common stock being offered had been consummated on June 30, 2001.

     These data should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                                  JUNE 30, 2001
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                              (DOLLARS IN THOUSANDS)
                                                                   (UNAUDITED)
SHORT-TERM INDEBTEDNESS:
  Short-term borrowings (including securities sold under
     agreements to repurchase and federal funds
     purchased)...........................................    $34,899      $34,899
                                                              =======      =======
LONG-TERM INDEBTEDNESS:
  Guaranteed preferred beneficial interests in our junior
     subordinated debentures..............................    $16,000      $16,000
                                                              -------      -------
SHAREHOLDERS' EQUITY:
  Preferred stock, no par value; 1,000,000 shares
     authorized, none issued..............................          0            0
  Common stock, no par value; 9,000,000 shares authorized;
     3,112,702 shares issued and outstanding; 4,512,702
     shares issued and outstanding as adjusted............     36,684       58,515
  Retained earnings.......................................      3,320        3,320
  Accumulated other comprehensive income..................        443          443
                                                              -------      -------
     Total shareholders' equity...........................     40,447       62,278
                                                              -------      -------
     Total capitalization(1)..............................    $56,447      $78,278
                                                              =======      =======
CAPITAL RATIOS:
  Total shareholders' equity to total assets..............       6.55%        9.74%
  Tier 1 leverage capital ratio(2)........................       9.26        13.52
  Tier 1 risk-based capital ratio.........................       9.11        13.20
  Total risk-based capital ratio..........................      10.82        14.45

-------------------------
(1) Includes shareholders' equity and long-term indebtedness.

(2) The Tier 1 leverage ratio is Tier 1 capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.

                            MARKET FOR COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol MBWM. Prior to July 19, 1999, our common stock was quoted on the OTC Bulletin Board under the same symbol. At July 2, 2001, there were 124 record holders of our common stock. In addition, we estimate that there were approximately 1,900 beneficial owners of our common stock who own their shares through brokers or banks.

     The following table shows the high and low bid prices by quarter during 2000 and 1999, and for the first three quarters of 2001 through the date indicated. The quotations reflect bid prices as reported by the OTC Bulletin Board through July 18, 1999, and as reported by the Nasdaq National Market on and after July 19, 1999. The over-the-counter market quotations reflect inter-dealer prices and do not include retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. All prices have been adjusted for the 5% stock dividend we paid on February 1, 2001. On August 2, 2001, the closing sale price of our common stock was $17.00.

                                                                 HIGH      LOW
                                                                ------    ------
2001
First Quarter...............................................    $16.00    $11.50
Second Quarter..............................................     17.55     14.76
Third Quarter (through August 2, 2001)......................     17.80     15.90
2000
First Quarter...............................................    $12.35    $ 9.50
Second Quarter..............................................     10.45      8.79
Third Quarter...............................................     11.76      8.91
Fourth Quarter..............................................     12.35     10.57
1999
First Quarter...............................................    $16.63    $12.35
Second Quarter..............................................     15.79     12.35
Third Quarter...............................................     15.20     13.30
Fourth Quarter..............................................     14.73     11.64

                                DIVIDEND POLICY

     On January 10, 2001, we declared a 5% stock dividend on our common stock, payable on February 1, 2001 to record holders as of January 19, 2001. We have not paid cash dividends on our common stock since our formation in 1997, and we currently have no intention of doing so in the foreseeable future. We are a holding company and substantially all of our assets are held by our subsidiaries. Our ability to pay dividends to our shareholders, if we determine in the future to do so, will depend primarily on our bank's ability to pay dividends to us. Dividend payments and extensions of credit to us from our bank are subject to legal and regulatory limitations, generally based on capital levels and current and retained earnings imposed by law and regulatory agencies with authority over our bank. The ability of our bank to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. In addition, under the terms of our 9.60% junior subordinated debentures due 2029, we would be precluded from paying dividends on our common stock if we were in default under the debentures and did not take reasonable steps to cure the default, if we exercised our right to defer payments of interest on the debentures, or if certain related defaults occurred.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements." All statements regarding our expected financial position, business and strategies are forward-looking statements and we intend for them to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The words "anticipates," "believes," "estimates," "seeks," "expects," "plans," "intends," and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, and have based these expectations on our beliefs as well as assumptions we have made, these expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from our expectations include, without limitation, the failure of a significant number of borrowers to repay their loans, general changes in economic conditions and interest rates, as well as restrictions imposed on us by regulations or regulators of the banking industry. For information about factors that could cause our actual results to differ from the expectations stated in the forward-looking statements, see the discussion under the captions "Risk Factors," "Management Discussion and Analysis of Financial Condition and Results of Operations," and "Business." We urge you to consider these factors carefully in evaluating the forward-looking statements contained in this prospectus. The forward-looking statements included in this prospectus are made only as of the date of this prospectus. We do not intend, and undertake no obligation, to update these forward-looking statements. Further information concerning us and our business, including additional factors that could materially affect our financial results, is included in our filings with the Securities and Exchange Commission.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION -- JUNE 30, 2001

     During the first six months of 2001, our assets increased from $512.7 million at December 31, 2000, to $617.9 million at June 30, 2001. This represents a total increase in assets of $105.2 million, or 20.5%. The asset growth was comprised primarily of a $77.1 million increase in net loans, an increase of $12.1 million in federal funds sold and an increase of $7.2 million in investment securities. The increase in assets was primarily funded by growth in deposits of $94.5 million and an increase of $2.6 million in securities sold under agreements to repurchase, along with the receipt of $6.8 million in net proceeds from the sale of common stock.

     Commercial loans increased by $76.5 million during the first six months of 2001, and at June 30, 2001 totaled $465.8 million, or 91.7% of the total loan portfolio. The continued significant concentration of the loan portfolio in commercial loans and the rapid growth of this portion of our lending business is consistent with our strategy of focusing a substantial amount of our efforts on "wholesale" banking. Corporate and business lending continues to be an area of expertise of our senior management team, and our eight commercial lenders have over 110 years of combined commercial lending experience. Of each of the loan categories that we originate, commercial loans are most easily originated and managed, thus reducing overhead by necessitating the attention of fewer full-time employees. Our commercial lending business generates the greatest amount of local deposits, and is virtually our only source of significant demand deposits.

     Residential mortgage and consumer loans also increased by $1.4 million and $0.4 million, respectively, during the first six months of 2001. As of June 30, 2001, these loan types totaled a combined $42.3 million, or 8.3% of the total loan portfolio. Although the residential mortgage loan and consumer loan portfolios are expected to increase in future periods, given our wholesale banking strategy, the commercial sector of our lending efforts and resultant assets are expected to remain the dominant loan portfolio category.

     The quality of the loan portfolio remains strong. Net loan charge-offs during the first six months of 2001 totaled $19,713, or only 0.01% of average total loans. Past due loans and nonaccrual loans at June 30, 2001 totaled $176,252, or only 0.03% of period-ending total loans. We believe we have instilled a very strong credit culture within our lending departments as it pertains to the underwriting and administration processes, which in part is reflected in our loan charge-off and delinquency ratios. Over 98% of the loan portfolio consists of loans extended directly to companies and individuals doing business and residing within our market area. The remaining portion is comprised of commercial loans participated with certain non-affiliated commercial banks outside of our immediate market area, which are underwritten using the same loan underwriting criteria as though our bank was the originating bank.

     Deposits increased $94.5 million during the first six months of 2001, totaling $520.2 million at June 30, 2001. Local deposits increased $25.7 million, or 20.3%, while out-of-area deposits increased $68.8 million, or 23.0%. As a percent of total deposits, local deposits declined slightly from 29.8% at December 31, 2000, to 29.3% at June 30, 2001. Noninterest-bearing demand deposits, comprising 7.4% of total deposits, increased $11.0 million during the first six months of 2001. Savings deposits (7.8% of total deposits) increased $4.3 million, interest-bearing checking deposits (2.8% of total deposits) increased

$1.8 million and money market deposit accounts (1.0% of total deposits) increased $0.1 million during the first six months of 2001. Local certificates of deposit, comprising 10.3% of total deposits, increased by $8.5 million during the first six months of 2001.

     Out-of-area deposits totaled $367.8 million, or 70.7% of total deposits, as of June 30, 2001. Out-of-area deposits consist primarily of certificates of deposit obtained from depositors located outside our market area and placed by deposit brokers for a fee, but also include certificates of deposit obtained from the deposit owners directly. Out-of-area deposits are utilized to support our asset growth, and are generally a lower cost source of funds when compared to the interest rates that would have to be offered in the local market to generate a sufficient level of funds. During the first six months of 2001, rates paid on new out-of-area certificates of deposit were very similar to rates paid on new certificates of deposit issued to local customers. In addition, the overhead costs associated with out-of-area deposits are considerably less than the overhead costs that would be incurred to administer a similar level of local deposits. While we anticipated the reliance on out-of-area deposits in the early stages of our development, our longer-term funding strategy is to increase local deposits and lower our reliance on out-of-area deposits. However, although local deposits have and are expected to increase as new business, governmental and consumer deposit relationships are established and as existing customers increase the balances in their deposit accounts, the relatively high reliance on out-of-area deposits will likely remain.

     Securities sold under agreements to repurchase ("repurchase agreements") increased by $2.6 million during the first six months of 2001. As part of our sweep account program, collected funds from certain business noninterest-bearing checking accounts are invested into over-night interest-bearing repurchase agreements. Although not considered a deposit account and therefore not afforded federal deposit insurance, the repurchase agreements have characteristics very similar to that of business checking deposit accounts.

RESULTS OF OPERATIONS FOR THE PERIODS ENDED JUNE 30, 2001 AND 2000

     Net income for the first six months of 2001 was $1.7 million ($0.58 per basic and diluted share), which represents a 48.9% increase over net income of $1.1 million ($0.44 per basic and diluted share) recorded during the first six months of 2000. Basic and fully diluted earnings per share were 31.8% higher in the first six months of 2001 over the level recorded during the comparable time period in 2000. The improvement in net income and earnings per share is primarily the result of an increase in net interest income, higher noninterest income and greater employee efficiency.

     Interest income during the first six months of 2001 was $21.9 million, an increase of 30.8% over the $16.7 million earned during the first six months of 2000. The growth in interest income is primarily attributable to an increase in earning assets. During the first six months of 2001, earning assets averaged $539.3 million, a level significantly higher than average earning assets of $400.7 million during the same time period in 2000. The increase in total loans and investment securities accounted for 83.7% and 13.3% of the growth in average earnings assets, respectively. Negatively impacting the growth in interest income during the first six months of 2001 was the decline in yield on earning assets. During the first six months of 2001 and 2000, earning assets had a weighted average yield of 8.24% and 8.44% respectively. The decrease in the weighted average yields in 2001 is primarily due to the overall decline of market interest rates during the first six months of 2001, in part evidenced by the 275 basis point drop in the prime rate since January 3, 2001.

     Interest expense during the first six months of 2001 was $14.7 million, an increase of 34.8% over the $10.9 million expensed during the first six months of 2000. The growth in interest expense is primarily attributable to the growth in assets, which necessitated an increase in funding liabilities. During the first six months of 2001, interest-bearing liabilities averaged $512.6 million, a level substantially higher than average interest-bearing funds of $358.9 million during the same time period in 2000. During the first six months of 2001, interest-bearing liabilities had a weighted average rate of 6.13%, slightly higher than the weighted average rate of 6.10% during the first six months of 2000. The increasing interest rate environment during 2000, which peaked towards the end of the second quarter of 2000 and remained relatively stable throughout the remainder of 2000, resulted in a significant increased cost of funds during the second half of 2000. The aforementioned decline in market interest rates during 2001 has resulted in a substantial decline in the cost of funds over the past six months that is not reflected in the six month 2001 and 2000 comparison. A continued decline in the cost of interest-bearing liabilities is expected so long as market interest rates remain at current levels or continue to decline further.

     Net interest income during the first six months of 2001 was $7.2 million, an increase of 23.4% over the $5.8 million earned during the same time period in 2000. The net interest margin declined from 2.97% during the first six months of 2000 to 2.74% in the first six months of 2001. Although we experienced significant asset growth during the first six months of 2001 when compared to the same time period in 2000, the net interest margin declined primarily due to the rapid decline in market interest rates that occurred during the first six months of 2001 and our sensitivity to such declines in the short-term. The level of loans tied to the prime rate is approximately double the level of non-certificate of deposit funding products. As a result, and despite the fact that most of the major interest rate indicies declined in a similar manner, each time market interest rates declined our net interest margin was negatively impacted. However, the negative impact of this repricing gap is short-term in nature. As interest rates stabilize and a significant volume of local and out-of-area certificates of deposit mature and reprice to much lower levels throughout the remainder of 2001 and into 2002, our net interest margin is expected to improve. See "Quantitative and Qualitative Disclosure About Market Risk".

     In addition to providing interest income and secondary liquidity, our investment portfolio plays an integral role in managing our net interest margin. During the relatively high interest rate environment in 2000, our bank purchased four $1.0 million heavily discounted U.S. government-sponsored agency callable bonds. A major factor in purchasing the bonds was the expectation that the bonds would likely be called by the issuer in a declining interest rate environment, resulting in the remaining discount being immediately accreted into interest income and at least partially offsetting the short-term negative impact a declining interest rate environment would have on our net interest margin. With interest rates declining during the first quarter of 2001, two of the bonds were called by the issuer and the combined unaccreted discount of $71,808 was immediately taken into interest income. Of the remaining two bonds, one was not initially callable until June 2001, and the other bond, while immediately callable, was not called by the issuer as interest rates had not declined to a level where it was likely to be called by the issuer. Given that net interest margin management was a major factor in purchasing the bonds, we decided to sell the remaining two bonds, and an aggregate profit of $97,289 was recorded during the first quarter of 2001. Although accounting standards require that gains on the sales of securities be recorded as noninterest income, if the resulting gains were allowed to be recorded as interest income, thereby paralleling management's intent, the net interest margin for the first six months of 2001 would have been 2.78%, or about four basis points higher than the 2.74% addressed earlier.

     The following table sets forth certain information relating to our consolidated average interest earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the second quarter of 2001 and 2000. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the period presented. For tax-exempt securities, interest income and yield have been computed on a tax equivalent basis using a marginal tax rate of 34%.

                                              FOR THE SIX MONTHS ENDED JUNE 30,
                                -------------------------------------------------------------
                                            2001                            2000
                                -----------------------------   -----------------------------
                                AVERAGE               AVERAGE   AVERAGE               AVERAGE
                                BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE
                                --------   --------   -------   --------   --------   -------
                                                   (DOLLARS IN THOUSANDS)
ASSETS
  Loans.......................  $460,552   $19,426     8.51%    $346,172   $14,995     8.69%
  Investment securities.......    63,878     2,253     7.05       45,377     1,556     6.86
  Federal funds sold..........    14,736       360     4.86        9,033       272     6.02
  Short term investments......       118         2     3.82          147         3     4.56
                                --------   -------     ----     --------   -------     ----
     Total interest-earning
       assets.................   539,284    22,041     8.24      400,729    16,826     8.47
  Allowance for loan losses...    (6,795)                         (5,162)
  Other assets................    24,054                          17,829
                                --------                        --------
     Total assets.............  $556,543                        $413,396
                                ========                        ========
LIABILITIES AND SHAREHOLDERS'
  EQUITY
  Interest-bearing deposits...  $436,367   $13,279     6.14%    $317,011   $ 9,553     6.08%
  Short-term borrowings.......    31,691       641     4.08       25,856       564     4.40
  Long-term borrowings........    16,076       787     9.81       16,021       794     9.81
                                --------   -------     ----     --------   -------     ----
     Total interest-bearing
       liabilities............   484,134    14,707     6.13      358,888    10,911     6.13
  Noninterest-bearing
     deposits.................    28,534                          22,408
  Other liabilities...........     6,992                           3,673
  Shareholders' equity........    36,883                          28,427
                                --------                        --------
     Total liabilities and
       shareholders' equity...  $556,543                        $413,396
                                ========                        ========
  Net interest income.........             $ 7,334                         $ 5,915
                                           =======                         =======
  Net interest rate spread....                         2.11%                           2.34%
                                                       ====                            ====
  Net interest rate spread on
     average assets...........                         2.66%                           2.87%
                                                       ====                            ====
  Net interest margin on
     earning assets...........                         2.74%                           2.97%
                                                       ====                            ====

     Provisions to the allowance for loan losses during the first six months of 2001 were $1,180,000, an increase of 24.9% from the $945,000 expensed during the same time period in 2000. The increase reflects the higher volume of loan growth. During the first six months of 2001, net loan charge-offs totaled $19,713 compared to net loan charge-offs of

$37,984 during the same time period in 2000. The allowance for loan losses as a percentage of total loans outstanding as of June 30, 2001 was 1.47%, unchanged from the level at December 31, 2000.

     In each accounting period, the allowance for loan losses is adjusted to the amount believed necessary by management to maintain the allowance at adequate levels. Through the loan review and credit department, management attempts to allocate specific portions of the allowance for loan losses based on specifically identifiable problem loans. The evaluation of the allowance for loan losses is further based on, although not limited to, consideration of the internally prepared Loan Loss Reserve Analysis ("Reserve Analysis"), composition of the loan portfolio, third party analysis of the loan administration processes and loan portfolio and general economic conditions. In addition, our bank's status as a relatively new banking organization and the rapid loan growth experienced since inception is taken into account.

     The Reserve Analysis, used since the inception of our bank and completed monthly, applies reserve allocation factors to outstanding loan balances to calculate an overall allowance dollar amount. For commercial loans, which continue to comprise a majority of total loans, reserve allocation factors are based upon the loan ratings as determined by our comprehensive loan rating paradigm that is administered by the loan review function. For retail loans, reserve allocation factors are based upon the type of credit. The reserve allocation factors are based on the experience of senior management making similar loans in the same community over the past 15 years. The Reserve Analysis is reviewed regularly by senior management and the Board of Directors and is adjusted periodically based upon identifiable trends and experience.

     Noninterest income, excluding net gains on sales of securities, during the first six months of 2001 was $675,000, an increase of 38.1% over the $489,000 earned during the same time period in 2000. Service charge income on deposits and repurchase agreements increased $68,000 (42.6%) over $159,000 earned in the comparable time period in 2000. The strong increase primarily resulted from new accounts opened during the last 12 months. Reflecting declining interest rates and the resulting increase in residential mortgage loan refinancings, fees earned on referring residential mortgage loan applicants to various third parties increased $110,000 (159.0%) during the first six months of 2001 compared to $69,000 earned during the first six months of 2000. Primarily reflecting the issuance of new letters of credit, letter of credit fees were up $35,000 (29.9%) during the first six months of 2001 when compared to $116,000 earned in the first six months of 2000.

     Noninterest expense during the first six months of 2001 was $4.3 million, an increase of 17.8% over the $3.7 million expensed during the same time period in 2000. The growth was due to an increase in salaries and benefits, as well as general overhead costs. The increases in salaries and benefits primarily resulted from the hiring of additional staff and annual pay increases. General overhead costs have also increased reflecting the additional expenses required to administer the significantly increased asset base.

     While the dollar volume of noninterest costs have increased, as a percent of average assets the level has substantially declined as a result of our asset growth and the realization of operating efficiencies. During the first six months of 2001, noninterest costs were 1.57% of average assets on an annualized basis, a 12.8% decline from the 1.80% level during the same period in 2000. Monitoring and controlling our noninterest costs, while at the same time providing high quality service to our customers, is one of our priorities. Our efficiency ratio, computed by dividing noninterest expenses by net interest income plus noninterest income, was 54.6% during the first six months of 2001, which compares favorably to the efficiency ratio of 58.5% during the second quarter and first six months of 2000, respectively. A higher level of net revenue growth (net interest income plus noninterest income) when compared to the growth in overhead costs has lead to improved efficiency ratios and overall profitability.

     Federal income tax expense was $727,000 during the first six months of 2001, an increase of 37.7% over the $528,000 expensed during the first six months of 2000. The increase is due to the growth in our profitability.

LIQUIDITY -- JUNE 30, 2001

     Liquidity is measured by our ability to raise funds through deposits, borrowed funds, capital or cash generated from the repayment of loans and investment securities. These funds are used to meet deposit withdrawals, maintain reserve requirements, fund loans and support our operations. Liquidity is primarily achieved through the growth of deposits (both local and out-of-area) and liquid assets such as securities available-for-sale, matured securities, and federal funds sold. Asset and liability management is the process of managing our balance sheet to achieve a mix of earning assets and liabilities that maximizes profitability, while providing adequate liquidity.

     Our liquidity strategy is to fund our loan growth with deposits and repurchase agreements and to maintain an adequate level of short- and medium-term investments to meet typical daily loan and deposit activity. Although deposit and repurchase agreement growth from customers located in our market area have consistently increased, the growth has not been sufficient to meet our substantial loan growth and provide monies for additional investing activities. To assist in providing the additional needed funds, we have regularly obtained certificates of deposit from customers outside of our market area and placed by deposit brokers for a fee, as well as certificates of deposit obtained from the deposit owners directly. As of June 30, 2001, out-of-area deposits totaled $367.8 million, or 66.0% of combined deposits and repurchase agreements, an increase from the $299.0 million, or 65.3% of combined deposits and repurchase agreements, as of December 31, 2000.

     Our bank has the ability to borrow money on a daily basis through correspondent banks via established federal funds purchased lines; however, we view these funds as only a secondary and temporary source of funds. We did not borrow any federal funds during the first six months of 2001. Our bank's federal funds sold position averaged $14.7 million, or 2.6% of average assets, during the first six months of 2001. In addition, as a member of the Federal Home Loan Bank of Indianapolis ("FHLBI"), our bank has access to the FHLBI's borrowing programs. Based on ownership of FHLBI stock and available collateral at June 30, 2001, our bank could borrow up to $15.0 million. We have yet to use our established borrowing line at the FHLBI.

     We have also been extended a $10.0 million unsecured line of credit from a correspondent bank. Proceeds from borrowings under the credit facility may be used for working capital, investment in our bank or acquisition of financial institutions. The line, which has yet to be utilized, matures on February 27, 2002.

     In addition to normal loan funding and deposit flow, we must maintain liquidity in order to meet the demands of certain unfunded loan commitments and standby letters of credit. As of June 30, 2001, our bank had a total of $131.1 million in unfunded loan commitments and $38.3 million in unfunded standby letters of credit. Of the total unfunded loan commitments, $117.2 million were commitments available as lines of credit to be drawn at any time as customers' cash needs vary, and $13.9 million were for loan commitments expected to close and become funded within the next three months. Management monitors fluctuations in loan balances and commitment levels, and utilizes such data in managing our overall liquidity.

CAPITAL RESOURCES -- JUNE 30, 2001

     Shareholders' equity is a noninterest-bearing source of funds that provides support for asset growth. Shareholders' equity was $40.4 million and $31.9 million at June 30, 2001 and December 31, 2000, respectively. The increase during the first six months of 2001 was primarily attributable to the sale of common stock and net income. During the first quarter we sold a total of 516,600 shares of our common stock in two private placement offerings, raising $6.7 million in net proceeds. We contributed substantially all of the net proceeds to our bank as capital. Net income equaled $1.7 million during the first six months of 2001. In addition, shareholders' equity was also positively impacted during the first six months of 2001 by a $0.2 million mark-to-market adjustment for available-for-sale securities as defined in SFAS No. 115. The adjustment was due to the decline in interest rates during the first six months of 2001.

     In September 1999, we, through MBWM Capital Trust I ("the trust"), issued
1.6 million shares of trust preferred securities at $10.00 per share. Substantially all of the net proceeds were ultimately contributed to our bank as capital and were used to support anticipated growth in assets, fund investments in loans and securities, and for general corporate purposes. Although not part of shareholder's equity, subject to certain limitations the trust preferred securities are considered a component of capital for purposes of calculating regulatory capital ratios. At June 30, 2001, $13.3 million of the $16.0 million issued was included as Tier 1 capital, with the remaining amount included as Tier 2 capital. The amount includable as Tier 1 capital is expected to increase in future periods as shareholders' equity increases from anticipated net income.

     We are subject to regulatory capital requirements administered by the State of Michigan and federal banking agencies. Failure to meet the various capital requirements can initiate regulatory action that could have a direct material effect on our financial condition and results of operations. Since our bank commenced operations, both the company and our bank have been categorized as "Well Capitalized," the highest classification contained within the banking regulations. Our capital ratios and the capital ratios of our bank as of June 30, 2001 and December 31, 2000 are disclosed under Note 16 of the Notes to Consolidated Financial Statements included herein.

     Our and our bank's ability to pay cash and stock dividends is subject to limitations under various laws and regulations and to prudent and sound banking practices. We declared a 5% stock dividend on January 10, 2001, which was paid on February 1, 2001 to record holders as of January 19, 2001. We have not paid cash dividends on our common stock since our formation in 1997, and we currently have no intention of doing so in the foreseeable future.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK -- JUNE 30, 2001 AND DECEMBER 31, 2000

     Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of our transactions are denominated in U.S. dollars with no specific foreign exchange exposure. We have only limited agricultural-related loan assets and therefore have no significant exposure to changes in commodity prices. Any impact that changes in foreign exchange rates and commodity prices would have on interest rates are assumed to be insignificant. Interest rate risk is the exposure of our financial condition to adverse movements in interest rates. We derive income primarily from the excess of interest collected on our interest-earning assets over the interest paid on our interest-bearing liabilities. The rates of interest we earn on our assets and owe on our liabilities generally are established contractually for a period of time. Since market interest rates change over time, we are exposed to lower profitability if we cannot adapt to interest rate changes. Accepting interest rate risk can be an important source of profitability and shareholder value; however, excessive levels of interest rate risk could pose a significant threat to our earnings and capital base. Accordingly, effective risk management that maintains interest rate risk at prudent levels is essential to our safety and soundness.

     Evaluating our exposure to changes in interest rates includes assessing both the adequacy of the process used to control interest rate risk and the quantitative level of exposure. Our interest rate risk management process seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain interest rate risk at prudent levels with consistency and continuity. In evaluating the quantitative level of interest rate risk we assess the existing and potential future effects of changes in interest rates on our financial condition, including capital adequacy, earnings, liquidity and asset quality.

     We use two interest rate risk measurement techniques. The first, which is commonly referred to as GAP analysis, measures the difference between the dollar amounts of interest sensitive assets and liabilities that will be refinanced or repriced during a given time period. A significant repricing gap could result in a negative impact to the net interest margin during periods of changing market interest rates.

     The following tables depicts our GAP position as of June 30, 2001 (dollars in thousands):

                              WITHIN       THREE TO        ONE TO
                              THREE         TWELVE          FIVE        AFTER FIVE
                              MONTHS        MONTHS         YEARS          YEARS          TOTAL
                             --------      ---------      --------      ----------      --------
Assets:
  Commercial loans.........  $208,544      $   5,006      $240,479       $ 11,770       $465,799
  Residential real estate
     loans.................    11,173          1,043        15,523          7,359         35,098
  Consumer loans...........     1,541            992         4,554            127          7,214
  Investment
     securities(1).........       785          1,180        24,611         41,049         67,625
  Federal funds sold.......    18,400              0             0              0         18,400
  Short term investments...       142              0             0              0            142
  Allowance for loan
     losses................         0              0             0         (7,462)        (7,462)
  Other assets.............         0              0             0         31,071         31,071
                             --------      ---------      --------       --------       --------
Total assets...............   240,585          8,221       285,167         83,914        617,887
Liabilities:
  Interest-bearing
     checking..............    14,788              0             0              0         14,788
  Savings..................    40,621              0             0              0         40,621
  Money market accounts....     5,285              0             0              0          5,285
  Time deposits
     <$100,000.............    24,337         39,867        16,280              0         80,484
  Time deposits $100,000
     and over..............    98,416        167,837        74,410              0        340,663
  Short-term borrowings....    34,788              0             0              0         34,788
  Long-term borrowings.....       111              0             0         16,000         16,111
  Noninterest-bearing
     checking..............         0              0             0         38,381         38,381
  Other liabilities........         0              0             0          6,319          6,319
                             --------      ---------      --------       --------       --------
Total liabilities..........   218,346        207,704        90,690         60,700        577,440
Shareholders' equity.......                                                40,447         40,447
                             --------      ---------      --------       --------       --------
Total sources of funds.....   218,346        207,704        90,690        101,147        617,887
                             --------      ---------      --------       --------       --------
Net asset (liability)
  GAP......................  $ 22,239      $(199,483)     $194,477       $(17,233)
                             ========      =========      ========       ========
Cumulative GAP.............  $ 22,239      $(177,244)     $ 17,233
                             ========      =========      ========
Percent of cumulative GAP
  to total assets..........       3.6%         (28.7)%         2.8%
                             ========      =========      ========

-------------------------
(1) Mortgage-backed securities are categorized by expected final maturities based upon prepayment trends as of June 30, 2001.

     The following tables depicts our GAP position as of December 31, 2000 (dollars in thousands):

                               WITHIN       THREE TO        ONE TO        AFTER
                               THREE         TWELVE          FIVE         FIVE
                               MONTHS        MONTHS         YEARS         YEARS        TOTAL
                              --------      ---------      --------      -------       -----
Assets:
  Commercial loans..........  $139,454      $   8,917      $228,412      $12,521      $389,304
  Residential real estate
     loans..................     9,186          1,913        16,181        6,429        33,709
  Consumer loans............     1,559            917         4,107          208         6,791
  Investment
     securities(1)..........       785            604        14,497       44,571        60,457
  Federal funds sold........     6,300              0             0            0         6,300
  Short term investments....       109              0             0            0           109
  Allowance for loan
     losses.................         0              0             0       (6,302)       (6,302)
  Other assets..............         0              0             0       22,378        22,378
                              --------      ---------      --------      -------      --------
Total assets................   157,393         12,351       263,197       79,805       512,746
Liabilities:
  Interest-bearing
     checking...............    12,968              0             0            0        12,968
  Savings...................    36,331              0             0            0        36,331
  Money market accounts.....     5,196              0             0            0         5,196
  Time deposits under
     $100,000...............    17,923         35,245         8,257            0        61,425
  Time deposits $100,000 and
     over...................    64,939        172,967        44,546            0       282,452
  Short term borrowings.....    32,151              0             0            0        32,151
  Long term borrowings......        57              0             0       16,000        16,057
  Noninterest-bearing
     checking...............         0              0             0       27,368        27,368
  Other liabilities.........         0              0             0        6,944         6,944
                              --------      ---------      --------      -------      --------
Total liabilities...........   169,565        208,212        52,803       50,312       480,892
Shareholders' equity........         0              0             0       31,854        31,854
                              --------      ---------      --------      -------      --------
Total sources of funds......   169,565        208,212        52,803       82,166       512,746
                              --------      ---------      --------      -------      --------
Net asset (liability) GAP...  $(12,172)     $(195,861)     $210,394      $(2,361)
                              ========      =========      ========      =======
Cumulative GAP..............  $(12,172)     $(208,033)     $  2,361
                              ========      =========      ========
Percent of cumulative GAP to
  total assets..............      (2.4)%        (40.6)%         0.5%
                              ========      =========      ========

-------------------------
(1) Mortgage-backed securities are categorized by expected maturities based upon prepayment trends as of December 31, 2000.

     The second interest rate risk measurement used is commonly referred to as net interest income simulation analysis. We believe that this methodology provides a more accurate measurement of interest rate risk than the GAP analysis, and therefore, serves as the primary interest rate risk measurement technique we use. The simulation model assesses the direction and magnitude of variations in net interest income resulting from potential changes in market interest rates. Key assumptions in the model include prepayment speeds on various loan and investment assets; cash flows and maturities of interest-sensitive assets and liabilities; and changes in market conditions impacting loan and deposit volume and pricing. These assumptions are inherently uncertain, subject to fluctuation and revision in a dynamic environment; therefore, the model cannot precisely estimate net interest income or exactly predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes and changes in market conditions and our strategies, among other factors.

     We regularly conduct multiple simulations, whereby it was assumed that a simultaneous, instant and sustained change in market interest rates occurred. The following table reflects the suggested impact on net interest income over the next twelve months, which is well within the policy parameters we established to manage and monitor interest rate risk.

     The following table depicts the results of the net interest income simulation analysis as of June 30, 2001:

                                                 DOLLAR CHANGE IN       PERCENT CHANGE IN
           INTEREST RATE SCENARIO               NET INTEREST INCOME    NET INTEREST INCOME
           ----------------------               -------------------    -------------------
Interest rates down 200 basis points........        $3,270,000                19.9%
Interest rates down 100 basis points........         3,158,000                19.3
No change in interest rates.................         3,040,000                18.5
Interest rates up 100 basis points..........         3,113,000                19.0
Interest rates up 200 basis points..........         3,184,000                19.4

     The increase in net interest income under all interest rate scenarios reflects the expected repricing of local and out-of-area certificates of deposit during the next twelve months. Unlike our floating rate loans that declined throughout the first six months of 2001 as the prime rate declined, our certificates of deposit have fixed interest rates and only reprice at maturity. Throughout the remainder of 2001 and into 2002 we have a large volume of certificates of deposit that will mature and will be refinanced at lower interest rates.

     The following table depicts the results of the net interest income simulation analysis as of December 31, 2000:

                                                 DOLLAR CHANGE IN       PERCENT CHANGE IN
           INTEREST RATE SCENARIO               NET INTEREST INCOME    NET INTEREST INCOME
           ----------------------               -------------------    -------------------
Interest rates down 200 basis points........         $687,000                  4.8%
Interest rates down 100 basis points........          451,000                  3.2
No change in interest rates.................          213,000                  1.5
Interest rates up 100 basis points..........          137,000                  1.0
Interest rates up 200 basis points..........           64,000                  0.5

     The following table depicts the results of the net interest income simulation analysis as of December 31, 1999:

                                                 DOLLAR CHANGE IN       PERCENT CHANGE IN
           INTEREST RATE SCENARIO               NET INTEREST INCOME    NET INTEREST INCOME
           ----------------------               -------------------    -------------------
Interest rates down 200 basis points........         $ 242,000                 2.4%
Interest rates down 100 basis points........            31,000                 0.3
No change in interest rates.................          (177,000)               (1.8)
Interest rates up 100 basis points..........          (255,000)               (2.6)
Interest rates up 200 basis points..........          (332,000)               (3.4)

     In addition to changes in interest rates, the level of future net interest income is also dependent on a number of other variables, including: the growth, composition and absolute levels of loans, deposits, and other earning assets and interest-bearing liabilities; economic and competitive conditions; potential changes in lending, investing and deposit gathering strategies; client preferences; and other factors.

FINANCIAL CONDITION -- DECEMBER 31, 2000

     We continued to experience significant asset growth during 2000. Assets increased from $368.0 million on December 31, 1999 to $512.7 million on December 31, 2000. This represents an increase in total assets of $144.7 million, or 39%. The increase in total assets was primarily comprised of a $120.1 million increase in net loans, an $18.5 million increase in investment securities and a $4.4 million increase in cash and cash equivalents. The increase in assets was primarily funded by a $130.9 million increase in deposits, a $5.5 million increase in repurchase agreements, and an increase of $2.8 million in retained income.

     Average earning assets equaled over 96% of average total assets during 2000. Although we experienced significant asset growth during 2000, the asset structure remained relatively constant. Our loan portfolio continued to comprise a majority of earning assets, followed by investments securities, federal funds sold, and short-term investments.

     Our loan portfolio, which equaled 86% of average earnings assets during 2000, is primarily comprised of commercial loans. Constituting 91% of average loans and growing by $108.2 million during 2000, our commercial loan portfolio represents loans to business interests generally located within our market area. At December 31, 2000, approximately 61% of our commercial loan portfolio was primarily secured by real estate properties, with the remaining generally secured by other business assets such as accounts receivable, inventory, and equipment. There were no significant industry concentrations within our commercial loan portfolio. The concentration and rapid growth in commercial loans was in keeping with our strategy of focusing a substantial amount of our efforts on commercial banking. Residential mortgage and consumer lending, while averaging only 9% of average loans during 2000, also experienced excellent growth; however, our strategy for growth and profitability is expected to result in the commercial sector of the lending efforts and resultant assets continuing to be the dominant loan portfolio category.

     The following table presents the maturity of total loans outstanding, other than residential mortgages and personal loans, as of December 31, 2000, according to scheduled repayments of principal on fixed rate loans and repricing frequency on variable rate loans.

                                  0-1            1-5          AFTER 5
                                  YEAR          YEARS          YEARS         TOTAL
                              ------------   ------------   -----------   ------------
Construction and land
  development -- fixed
  rate......................  $  4,488,620   $ 10,305,471   $ 1,586,551   $ 16,380,642
Construction and land
  development -- variable
  rate......................    22,434,794              0             0     22,434,794
Real estate -- secured by
  nonfarm nonresidential
  properties -- fixed
  rate......................     3,704,514    151,771,603     4,596,848    160,072,965
Real estate -- secured by
  nonfarm nonresidential
  properties -- variable
  rate......................    39,072,144              0             0     39,072,144
Commercial -- fixed rate....     2,393,673     66,243,029     6,337,305     74,974,007
Commercial -- variable
  rate......................    76,278,024         91,997             0     76,370,021
                              ------------   ------------   -----------   ------------
                              $148,371,769   $228,412,100   $12,520,704   $389,304,573
                              ============   ============   ===========   ============

     Our credit policies establish guidelines to manage credit risk and asset quality. These guidelines include loan review and early identification of problem loans to provide effective loan portfolio administration. The credit policies and procedures are meant to minimize the risk and uncertainties inherent in lending. In following these policies and procedures, we must rely on estimates, appraisals and evaluations of loans and the possibility that changes in these could occur quickly because of changing economic conditions. Identified problem loans, which exhibit characteristics (financial or otherwise) that could cause the loans to become nonperforming or require restructuring in the future, are included on the internal "Watch List." Senior management reviews this list regularly and adjusts for changing conditions.

     Reflective of our strong credit culture, past due loans and net loan charge-offs remained very low and well below banking industry averages during 2000. As of December 31, 2000, past due loans and nonaccrual loans totaled $271,000, or only 0.06% of total loans. Of this amount, $176,000 was fully guaranteed by the U.S. Small Business Administration. Net loan charge-offs during 2000 totaled $173,000, or only 0.05% of average total loans. During 1999 net loan charge-offs equaled 0.04% of average total loans.

     The following table illustrates the breakdown of the allowance balance to loan type (dollars in thousands).

                                               2000                           1999
                                    ---------------------------    ---------------------------
                                               PERCENT OF LOANS               PERCENT OF LOANS
       BALANCE AT END OF                       IN EACH CATEGORY               IN EACH CATEGORY
      PERIOD APPLICABLE TO          AMOUNT      TO TOTAL LOANS     AMOUNT      TO TOTAL LOANS
      --------------------          -------    ----------------    -------    ----------------
Commercial, financial and
  agricultural..................    $5,839           90.6%         $4,306           91.3%
Residential real estate.........       369            7.8             239            7.3
Installment loans to
  individuals...................        94            1.6              75            1.4
Unallocated.....................         0            N/A               0            N/A
                                    ------          -----          ------          -----
                                    $6,302          100.0%         $4,620          100.0%
                                    ======          =====          ======          =====

                                               1998                           1997
                                    ---------------------------    ---------------------------
                                               PERCENT OF LOANS               PERCENT OF LOANS
       BALANCE AT END OF                       IN EACH CATEGORY               IN EACH CATEGORY
      PERIOD APPLICABLE TO          AMOUNT      TO TOTAL LOANS     AMOUNT      TO TOTAL LOANS
      --------------------          -------    ----------------    -------    ----------------
Commercial, financial and
  agricultural..................    $2,612           84.3%         $  193           98.6%
Residential real estate.........       114           14.6               0            1.3
Installment loans to
  individuals...................        39            1.1               0            0.1
Unallocated.....................         0            N/A               0            N/A
                                    ------          -----          ------          -----
                                    $2,765          100.0%         $  193          100.0%
                                    ======          =====          ======          =====

     The primary risk elements with respect to commercial loans are the financial condition of the borrower, the sufficiency of collateral, and lack of timely payment. We have a policy of requesting and reviewing periodic financial statements from our commercial loan customers, and periodically review the existence of collateral and its value. The primary risk element considered by us with respect to each installment and residential real estate loan is lack of timely payment. We have a reporting system that monitors past due loans and we have adopted policies to pursue our creditor's rights in order to preserve our position.

     Although we believe that the allowance is adequate to cover incurred losses, there can be no assurance that we will not sustain losses in any given period that could be substantial in relation to, or greater than, the size of the allowance.

     The investment securities portfolio also experienced significant growth during 2000, increasing from $42.0 million on December 31, 1999 to $60.5 million at December 31, 2000. We maintain the portfolio at levels to provide adequate pledging for the repurchase agreement program and secondary liquidity for our daily operations. In addition, the portfolio serves a primary interest rate risk management function. During 2000, the portfolio equaled 12% of average earning assets. At December 31, 2000, the portfolio was comprised of high credit quality U.S. Government Agency issued and guaranteed mortgage-backed securities (57%), municipal general obligation and revenue bonds (26%), U.S. Government Agency issued bonds (16%) and Federal Home Loan Bank stock (1%).

     All securities with the exception of tax-exempt municipal bonds have been designated as "available-for-sale" as defined in Financial Accounting Standards Board Standard

No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115). Securities designated as available-for-sale are stated at fair value, with the unrealized gains and losses, net of income tax, reported as a separate component of shareholders' equity. The fair value of securities designated as available for sale at December 31, 2000 and 1999 was $45.9 million and $34.9 million, respectively. The net unrealized gain/(loss) recorded at December 31, 2000 and 1999, was $290,000 and $(802,000), respectively. All tax-exempt municipal bonds have been designated as "held to maturity" as defined in SFAS No. 115, and are stated at amortized cost. As of December 31, 2000 and 1999, held to maturity securities had an amortized cost of $14.5 million and $7.1 million and a fair value of $14.9 million and $7.0 million, respectively.

     Federal funds sold, consisting of excess funds sold overnight to correspondent banks, are used to manage daily liquidity needs and interest rate sensitivity. During 2000, the average balance of these funds equaled 2% of average earning assets.

     Our major source of funds is from deposits. Total deposits increased from $294.8 million at December 31, 1999, to $425.7 million on December 31, 2000. Included within these numbers is the excellent success we achieved in generating deposit growth from customers located within the market area during 2000. Local deposits increased from $103.3 million at December 31, 1999, to $126.7 million on December 31, 2000, an increase of over 22%. In addition, our repurchase agreement program, which contains the characteristics of an interest-bearing checking account, increased by $5.5 million, or 21%, during the same time period.

     During 2000 we experienced excellent growth in our check-writing deposit accounts, which include noninterest-bearing demand accounts, interest-bearing checking accounts and money market deposit accounts. In aggregate these deposit types grew by 26%. Leading the growth were noninterest-bearing demand accounts. Comprised primarily of business loan customers, noninterest-bearing demand accounts grew $7.9 million, or 40%, and equaled 5% of average funding sources during 2000. Interest-bearing checking accounts increased $1.9 million, or 18%, and equaled 3% of average funding sources during 2000. Money market deposit accounts decreased $0.4 million, or 7%, and equaled 1% of average funding sources during 2000, respectively. Business loan customers also comprise the majority of interest-bearing checking and money market deposit types, although to a lower extent than noninterest-bearing checking accounts. Pursuant to banking regulations, incorporated businesses may not own interest-bearing checking accounts and transactions from money market accounts are limited.

     Savings account balances recorded a decline of $3.4 million, or 9%, during 2000, and equaled 8% of average funding sources during 2000. The decline was due primarily from several large customers withdrawing funds for business purposes, not from account closings. Business loan customers also comprise the majority of savings account holders, although to a lower extent than checking-writing accounts.

     Certificates of deposit purchased by customers located within the market area increased significantly during 2000, growing from $27.4 million at December 31, 1999, to $44.8 million on December 31, 2000, a growth rate of 63%. These deposits accounted for 9% of average funding sources during 2000. Leading the growth were certificates of deposit issued to local municipalities, primarily counties, cities and townships, increasing from $7.0 million at December 31, 1999, to $18.6 million on December 31, 2000. The increase is due primarily from us qualifying for additional funds from existing customers through a combination of asset growth and profitability as measured by the municipalities' investment policy guidelines.

     During 2000 certificates of deposit obtained from customers located outside of the market area increased by $107.5 million, and represented 56% of average funding sources during 2000. At December 31, 2000, this deposit type totaled $299.0 million. These certificates of deposit were primarily placed by deposit brokers for a fee, but also include certificates of deposit obtained from the deposit owners directly. During most of 2000 rates paid on new out-of-area certificates of deposit were very similar to rates paid on new certificates of deposit issued to local customers.

     Repurchase agreements increased $5.5 million and equaled 7% of average funding sources during 2000. Part of our sweep account program, collected funds from certain business noninterest-bearing checking accounts, is invested into overnight interest-bearing repurchase agreements. The sweep account program is designed for businesses that maintain relatively large checking account balances.

     Shareholders' equity increased $3.9 million and equaled 7% of average funding sources during 2000. The increase is attributable to net income from operations, which totaled $2.8 million, and a $1.1 million mark-to-market adjustment for available for sale securities as defined in SFAS No. 115. This adjustment was due solely to the changes in the interest rate environment during 2000.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

     We recorded strong earnings performance during 2000, only our third full year of operations. Net income was $2.8 million, or $1.08 per basic share and $1.07 per diluted share. This earnings performance compares very favorably to net income of $2.1 million, or $0.81 per basic share and $0.80 per diluted share, recorded in 1999. The 1999 net income figure includes a one-time charge of $42,210 ($0.02 per share), reflecting a change in accounting for organization costs. The earnings improvement during 2000 over that of 1999 is primarily attributable to increased net interest income and improved operating efficiencies resulting from asset growth, strong credit culture, and controlled overhead expenses, and was achieved despite a significant increase in federal income tax expense. As in 1999, significant loan growth necessitated large provisions to the allowance during 2000, substantially impacting our earnings performance.

     The following table shows some of our key performance and equity ratios for the years ended December 31, 2000 and 1999.

                                                         2000    1999    1998
                                                         ----    ----    ----
Return on average total assets.........................  0.6%    0.7%    (0.9)%
Return on average equity...............................  9.5     7.7     (6.4)
Dividend payout ratio..................................  N/A     N/A      N/A
Average equity to average assets.......................  6.6     9.2     13.4

     Net interest income, the difference between revenue generated from our earning assets and the interest cost of funding our assets, is our primary source of earnings. Interest income (adjusted for tax-exempt income) and interest expense totaled $37.1 million and $24.6 million during 2000, respectively, providing for net interest income of $12.5 million. This performance compares very favorably to that of 1999 when interest income and interest expense were $22.8 million and $13.3 million, respectively, providing for net interest income of $9.5 million. The level of net interest income is primarily a function of asset size, as the weighted average interest rate received on our earning assets is greater than the weighted average interest cost of our funding sources; however, factors such as types of assets and liabilities, interest rate risk, liquidity, and customer behavior also impact net interest income as well as our net interest margin. Our net interest margin declined from 3.30% in 1999 to 2.90% in 2000, primarily resulting from the full-year's impact of the September 1999 issuance of trust preferred securities, increased reliance on out-of-area certificates of deposit and lower level of shareholders' equity as a percent of average assets.

     The following table depicts the average balance, interest earned and paid, and weighted average rate of our assets, liabilities and shareholders' equity during 2000, 1999 and 1998 (dollars in thousands). The table also depicts the dollar amount of change in interest income and interest expense of interest-earning assets and interest-bearing liabilities, segregated between change due to volume and change due to rate. For tax-exempt securities interest income and yield have been computed on a tax equivalent basis using a marginal tax rate of 34%.

                                                      FOR THE YEARS ENDED DECEMBER 31,
                        ---------------------------------------------------------------------------------------------
                                    2000                            1999                            1998
                        -----------------------------   -----------------------------   -----------------------------
                        AVERAGE               AVERAGE   AVERAGE               AVERAGE   AVERAGE               AVERAGE
                        BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE
                        --------   --------   -------   --------   --------   -------   --------   --------   -------
Taxable securities....  $ 38,788   $ 2,662     6.86%    $ 30,124   $ 1,869     6.20%    $ 15,375   $   881     5.73%
Tax-exempt
  securities..........    10,972       782     7.12        1,251        84     6.74            0         0     0.00
                        --------   -------              --------   -------              --------   -------
  Total securities....    49,760     3,444     6.92       31,375     1,953     6.22       15,375       881     5.73
Loans.................   372,428    33,057     8.88      246,921    20,410     8.27      105,075     9,008     8.57
Short-term
  investments.........       115         6     4.74          551        26     4.68          413        23     5.68
Federal funds sold....     8,986       567     6.31        8,099       406     5.01        4,821       256     5.32
                        --------   -------              --------   -------              --------   -------
  Total earning
    assets............   431,289    37,074     8.60      286,946    22,795     7.94      125,684    10,168     8.09
Allowance for loan
  losses..............    (5,527)                         (3,681)                         (1,590)
Cash and due from
  banks...............     8,926                           7,096                           4,229
Other non-earning
  assets..............    10,044                           6,099                           2,540
                        --------                        --------                        --------
  Total assets........  $444,732                        $296,460                        $130,863
                        ========                        ========                        ========

                                                       FOR THE YEARS ENDED DECEMBER 31,
                         ---------------------------------------------------------------------------------------------
                                     2000                            1999                            1998
                         -----------------------------   -----------------------------   -----------------------------
                         AVERAGE               AVERAGE   AVERAGE               AVERAGE   AVERAGE               AVERAGE
                         BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE
                         --------   --------   -------   --------   --------   -------   --------   --------   -------
Interest-bearing demand
  deposits.............  $ 11,207   $   501     4.47%    $  8,575   $   351     4.09%    $  4,025    $  171     4.24%
Savings deposits.......    36,040     1,875     5.20       38,886     1,871     4.81       17,494       904     5.17
Money market
  accounts.............     5,405       251     4.64        4,411       189     4.29        1,170        58     4.98
Time deposits..........   288,791    18,992     6.58      173,158     9,629     5.56       68,243     4,008     5.87
                         --------   -------              --------   -------              --------    ------
  Total
    interest-bearing
    deposits...........   341,443    21,619     6.33      225,030    12,040     5.35       90,932     5,141     5.65
Short-term
  borrowings...........    29,331     1,369     4.67       20,229       835     4.13       10,376       488     4.71
Long-term borrowings...    16,033     1,572     9.80        4,654       455     9.78            0         0     0.00
                         --------   -------              --------   -------              --------    ------
  Total
    interest-bearing
    liabilities........   386,807    24,560     6.35      249,913    13,330     5.33      101,308     5,629     5.56
                                    -------                         -------                          ------
Demand deposits........    23,568                          17,812                          10,782
Other liabilities......     4,893                           1,447                             343
                         --------                        --------                        --------
  Total liabilities....   415,268                         269,172                         112,433
Average equity.........    29,464                          27,288                          18,430
                         --------                        --------                        --------
  Total liabilities and
    equity.............  $444,732                        $296,460                        $130,863
                         ========                        ========                        ========
Net interest income....             $12,514                         $ 9,465                          $4,539
                                    =======                         =======                          ======
Rate spread............                         2.25                            2.61                            2.53
Net interest margin....                         2.90                            3.30                            3.61

                                                   FOR THE YEARS ENDED DECEMBER 31,
                            ------------------------------------------------------------------------------
                                        2000 OVER 1999                          1999 OVER 1998
                            --------------------------------------   -------------------------------------
                               TOTAL        VOLUME         RATE         TOTAL        VOLUME        RATE
                            -----------   -----------   ----------   -----------   -----------   ---------
Increase (decrease) in
  interest income
  Taxable securities......  $   793,736   $   579,224   $  214,512   $   988,140   $   909,383   $  78,757
  Tax exempt securities...      697,304       692,256        5,048        84,286        84,286           0
  Loans...................   12,646,547    11,042,857    1,603,690    11,402,485    11,736,016    (333,531)
  Short term
    investments...........      (20,358)      (20,681)         323         2,336         6,926      (4,590)
  Federal funds sold......      161,720        47,814      113,906       149,236       165,035     (15,799)
                            -----------   -----------   ----------   -----------   -----------   ---------
    Net change in tax-
      equivalent income...   14,278,949    12,341,470    1,937,479    12,626,483    12,901,646    (275,163)
Increase (decrease) in
  interest expense
  Interest-bearing demand
    deposits..............      150,459       115,433       35,026       180,447       186,460      (6,013)
  Savings deposits........        3,864      (142,183)     146,047       966,973     1,033,269     (66,296)
  Money market accounts...       61,803        45,219       16,584       130,733       139,968      (9,235)
  Time deposits...........    9,363,466     7,352,358    2,011,108     5,620,966     5,845,057    (224,091)
  Short term borrowings...      533,604       413,787      119,817       346,867       413,370     (66,503)
  Long term borrowings....    1,116,660     1,115,539        1,121       455,216       455,216           0
                            -----------   -----------   ----------   -----------   -----------   ---------
    Net change in interest
      expense.............   11,229,856     8,900,153    2,329,703     7,701,202     8,073,340    (372,138)
                            -----------   -----------   ----------   -----------   -----------   ---------
      Net change in tax-
         equivalent net
         interest
         income...........  $ 3,049,093   $ 3,441,317   $ (392,224)  $ 4,925,281   $ 4,828,306   $  96,975
                            ===========   ===========   ==========   ===========   ===========   =========

     Interest income is primarily generated from our loan portfolio, and to a lesser degree from investment securities, federal funds sold and short term investments. Interest income increased $14.3 million during 2000 from that earned in 1999, totaling $37.1 million in 2000 compared to $22.8 million in the previous year. Approximately 86% of the increase is due to the growth in earning assets, with the remaining amount due to the increased interest rate environment during 2000. The yield on average earning assets increased from the 7.94% recorded in 1999 to 8.60% in 2000.

     The growth in interest income is primarily attributable to an increase in our earning assets. During 2000, earning assets averaged $431.3 million, a level substantially higher than our average earning assets of $286.9 million during 1999. Growth in average total loans, totaling $125.5 million, comprised 87% of the increase in average earnings assets. Interest income generated from our loan portfolio increased $12.6 million during 2000 over the level earned in 1999, comprised of an increase of $11.0 million due to growth in our loan portfolio and an increase of $1.6 million due to an increase in the yield earned on our loan portfolio. The improved loan portfolio yield is primarily due to increased market interest rates during 2000.

     Growth in our investment securities portfolio and a slightly larger federal funds sold position also added to the increase in interest income during 2000 over that of 1999. Average investment securities increased by $18.4 million in 2000, increasing from $31.4 million in 1999 to $49.8 million in 2000. This growth equated to an increase in interest income of $1.3 million. A higher investment securities portfolio yield during 2000 also increased interest income by $0.2 million. Average federal funds sold increased about $0.9 million in 2000 that, when combined with an increase in yield, added $0.2 million to interest income. The improved yield on investment securities and federal funds sold is the result of increased market rates during 2000.

     Interest expense is primarily generated from our interest-bearing deposits, and to a lesser degree our repurchase agreements and our trust preferred securities. Interest expense increased $11.2 million during 2000 from that paid in 1999, totaling $24.5 million in 2000 compared to $13.3 million in the previous year. The growth in interest expense is primarily attributable to an increase in our interest-bearing liabilities and increased market interest rates during 2000. Interest-bearing liabilities averaged $386.8 million during 2000, a level substantially higher than the average interest-bearing liabilities of $249.9 million during 1999. This growth resulted in increased interest expense of $8.9 million. Increased interest expense of $2.3 million was recorded during 2000 due to higher market interest rates on all interest-bearing liability categories except trust preferred securities that have a fixed interest rate. The cost of our average interest-bearing liabilities increased from the 5.33% recorded in 1999 to 6.35% in 2000.

     Growth in our average certificates of deposits, totaling $115.6 million, comprised 84% of the increase in our average interest-bearing liabilities between 2000 and 1999. The certificate of deposit growth during 2000 equated to an increase in interest expense of $7.4 million. In addition, interest expense of $2.0 million was recorded due to the increase in the average rate paid. Growth in our repurchase agreements also added to the increased interest expense during 2000 over that of 1999, as average repurchase agreements grew from $20.2 million in 1999 to $29.2 million in 2000. The growth equated to an increase in interest expense of $0.4 million, with an additional $0.1 million in interest expense recorded due to the increase in the average rate paid. Higher interest rates paid on our interest-bearing checking accounts, savings deposits and money market accounts added, in aggregate, $0.2 million in interest expense during 2000, while the change in volume added less than $0.1 million in interest expense. The September 1999 issuance of $16.0 million trust preferred securities had a sizeable impact on interest expense during 2000, adding $1.1 million in interest expense over that recorded during 1999.

     Reflecting continued significant loan growth the provision for loan losses totaled approximately $1.9 million during 2000, compared to the $2.0 million expensed during 1999. The allowance as a percentage of total loans outstanding as of December 31, 2000 was 1.47%, slightly lower than the 1.50% at year-end 1999. Net loan charge-offs during 2000 approximated $173,000, or only 0.05% of average total loans. Loan charge-offs during 1999 totaled $106,000, or 0.04% of average total loans. We maintain the allowance at a level our management feels is adequate to absorb losses contained within the loan portfolio.

     Other income totaled $1.2 million in 2000, a significant increase over the $0.8 million earned in 1999. Deposit and repurchase agreement service charges totaled $346,000 in 2000, an increase of $144,000, or 71%, from the amount earned in 1999. The increase is primarily due to the growth in the number of deposit accounts. Reflecting additional letter of credit issuances, letter of credit commitment fees increased to $391,000 in 2000, an increase of $123,000, or 46%, from the fees earned in 1999. Credit card and debit card interchange income, reflecting increased issuance and usage, increased $46,000 during 2000, totaling $144,000 for the year. Fees earned on referring residential mortgage loan applicants to various third parties, reflecting a decline in volume due to the increased rate environment, totaled $175,000 in 2000, compared to the $208,000 earned in 1999.

     To reduce the negative impact of rising interest rates on net interest income, during the second quarter of 2000 we entered into a $50 million two-year interest rate swap agreement with a correspondent bank. Due to market expectations and the resulting impact on the value of the interest rate swap agreement, we terminated the interest rate swap agreement to lock-in the earned benefit shortly thereafter. A termination fee of $275,000 was received from the correspondent bank. At the same time we elected to sell $7.0 million in relatively low-yielding U.S. government-sponsored agency callable bonds and reinvest the monies in higher-yielding U.S. government-sponsored mortgage-backed securities. The loss on the sale of the bonds totaled $275,000; however, the consummation of this transaction will generate a higher level of interest income than would have otherwise been earned over at least the next three years on a present value basis, while at the same time improving our interest rate risk position.

     Noninterest expense during 2000 totaled $7.5 million, a significant increase over the $5.9 million expensed in 1999. An increase in all major overhead cost categories, including salaries and benefits, occupancy, and furniture and equipment, was recorded. The increases primarily result from the hiring of additional staff and the construction of a new combined branch and operations center in mid-1999. All other noninterest costs also increased, reflecting additional expenses required to administer our significantly increased loan and deposit base.

     Monitoring and controlling overhead expenses, while at the same time providing high quality service to customers, is of utmost importance to us. While the dollar volume of noninterest costs have increased, as a percent of average assets the level has substantially declined as a result of our growth and realized operating efficiencies. During 2000, noninterest costs were 1.69% of average assets, a significant decline from the 1.99% level in 1999. The efficiency ratio, a banking industry standardized calculation that attempts to reflect the utilization of overhead costs, also declined during 2000. Computed by dividing noninterest expenses by net interest income plus noninterest income, the efficiency ratio was 55.8% in 2000. This level compares very favorably to a very respectable 57.3% recorded in 1999, and reflects the improved efficiencies resulting from increased asset growth and controlled costs. In addition, our lending philosophy of concentrating on commercial lending results in higher average loan balances compared to residential mortgage or consumer loans, which provides for a greater volume of loans with fewer people, thereby improving our efficiency. This point is demonstrated by our total assets per employee ratio, which as of December 31, 2000 was a relatively high $7.9 million.

     Federal income tax expense was $1.3 million in 2000, or 32% of pre-tax net operating income, compared to $0.3 million, or 12% of pre-tax net operating income, in 1999. During 1999, we used tax-loss carryforwards generated in 1997 and 1998 to reduce federal income tax expense. These tax-loss carryforwards were fully utilized over the course of 1999; therefore, we had to expense the full statutory tax rate in 2000.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

     We recorded a net operating profit during 1999, only our second full year of operations. Net operating income was $2.1 million, or $0.85 per basic share ($0.84 diluted). This earnings performance compares very favorably to our net operating loss of $1.1 million, or $0.58 per basic and diluted share, recorded in 1998. The 1999 net operating income includes a one-time charge of $42,210 ($0.02 per share), reflecting a change in accounting for organization costs. In accordance with previous accounting guidelines, these costs were being amortized over a five-year period; however, as required by AICPA Statement of Position 98-5, the unamortized balance was written off effective

January 1, 1999, and is reflected in the Consolidated Financial Statements as a change in accounting principle. The earnings improvement during 1999 over that of 1998 is primarily attributable to increased net interest income and improved operating efficiencies resulting from asset growth, strong credit culture, and controlled overhead expenses. As in 1998, significant loan growth necessitated large provisions to the allowance during 1999, substantially impacting our earnings performance.

     Federal income tax expense for 1999 totaled $292,000, or 12% of pre-tax net operating income. While we are subject to the statutory federal income tax rate of 34%, use of tax loss carryforwards generated during 1997 and 1998 enabled us to reduce our federal income tax expense during 1999. The entire tax loss carryforward was utilized during 1999; therefore, our federal income tax expense will be at the statutory tax rate in future reporting periods.

     Net interest income, the difference between revenue generated from our earning assets and the interest cost of funding those assets, is our primary source of earnings. Interest income and interest expense totaled $22.7 million and $13.3 million during 1999, respectively, providing for net interest income of $9.4 million. This performance compares very favorably to that of 1998 when interest income and interest expense were $10.1 million and $5.6 million, respectively, providing for net interest income of $4.5 million. The level of net interest income is primarily a function of our asset size, as the weighted average interest rate received on our earning assets is greater than the weighted average interest cost of our funding sources; however, factors such as types of assets and liabilities, interest rate risk, liquidity, and customer behavior also impact our net interest income as well as our net interest margin. Our net interest margin declined from 3.61% in 1998 to 3.30% in 1999. Although the weighted average cost of our interest-bearing liabilities declined at a faster rate than the decline of our yield on interest-earning assets during 1999, our net interest margin declined primarily due to a lower level of interest-free demand deposits and shareholders' equity as a percent of average earning assets, as well as the issuance of trust preferred securities.

     Interest income is primarily generated from our loan portfolio, and to a lesser degree from investment securities, Federal funds sold and short term investments. Interest income increased $12.6 million during 1999 from that earned in 1998, totaling $22.8 million in 1999 compared to $10.2 million in the previous year. The yield on our average earning assets declined from the 8.09% recorded in 1998 to 7.94% in 1999.

     The growth in interest income is primarily attributable to an increase in our earning assets. During 1999 our earning assets averaged $286.9 million, a level substantially higher than the average our earning assets of $125.7 million during 1998. Growth in average total loans, totaling $141.8 million, comprised 88% of the increase in average earnings assets between 1999 and 1998. Our loan growth during 1999 equated to an increase in interest income of $11.4 million, although the increase in interest income was partially offset by a decline in the loan portfolio yield from 8.57% in 1998 to 8.27% in 1999, or $0.3 million. The decline in our loan portfolio yield is primarily due to the overall decline of market interest rates during the latter part of 1998 and early part of 1999.

     Growth in our investment securities portfolio and a larger federal funds sold position also added to the increase in interest income during 1999 over that of 1998. Average investment securities increased by $16.0 million in 1999, increasing from $15.4 million in 1998 to $31.4 million in 1999. This growth equated to an increase in interest income of $1.1 million. A higher investment securities portfolio yield during 1999 also increased interest income. Average federal funds sold increased from $4.8 million in 1998 to $8.1 million in 1999 that, after accounting for a decline in the yield, added approximately $150,000 to interest income.

     Interest expense is primarily generated from our interest-bearing deposits, and to a lesser degree our repurchase agreements and trust preferred securities. Interest expense increased $7.7 million during 1999 from that paid in 1998, totaling $13.3 million in 1999 compared to $5.6 million in the previous year. The cost of our average interest-bearing liabilities declined from the 5.56% recorded in 1998 to 5.33% in 1999.

     The growth in interest expense is primarily attributable to an increase in our interest-bearing liabilities. During 1999 interest-bearing liabilities averaged $249.9 million, a level substantially higher than the average interest-bearing liabilities of $101.3 million during 1998. Growth in average certificates of deposit, totaling $104.9 million, comprised 71% of the increase in average interest-bearing liabilities between 1999 and 1998. The certificates of deposit growth during 1999 equated to an increase in interest expense of $5.6 million, although the increase in interest expense was partially offset by a decline in the average rate from 5.87% in 1998 to 5.56% in 1999, or $0.2 million. The decline in the average rate of certificates of deposit is primarily due to the aforementioned overall decline of market interest rates during the latter part of 1998 and early part of 1999.

     Growth in our savings deposits and repurchase agreements also added to the increase in interest expense during 1999 over that of 1998. Average savings deposits increased significantly during 1999, growing from $17.5 million in 1998 to $38.9 million in 1999. The growth equated to an increase in interest expense of $1.0 million, although the increase in interest expense was partially offset by a decline in the average rate from 5.17% in 1998 to 4.81% in 1999, or approximately $66,000. Average repurchase agreements increased from $10.4 million in 1998 to $20.2 million in 1999 that, after accounting for a decline in the average rate, added approximately $300,000 to interest expense. Increases in average interest-bearing checking accounts and money market accounts of $4.6 million and $3.2 million, respectively, also partially offset with a decline in the average rate, added approximately $300,000 in aggregate to interest expense.

     Our September 1999 issuance of $16 million trust preferred securities had a sizeable impact on interest expense. With an average annualized balance of $4.7 million, trust preferred securities added approximately $500,000 to interest expense in just the three and one-half months outstanding. The effective rate is 9.81% when taking into account the amortization of brokerage fees.

     Reflecting continued significant loan growth the provision for loan losses totaled approximately $2.0 million during 1999, compared to the $2.6 million expensed during 1998. The allowance for loan losses as a percentage of total loans outstanding as of December 31, 1999 was 1.5%, which also represents the average ratio for 1999 and 1998. Net loan charge-offs during 1999 approximated $106,000, or only 0.04% of average total loans. There were no loan charge-offs during 1998. We maintain the allowance for loan losses at a level our management feels is adequate to absorb losses inherent in the loan portfolio. The evaluation is based upon a continuous review of ours and the banking industry's historical loan loss experience, known and inherent risks contained in the loan portfolio, composition and growth of the loan portfolio, current and projected economic conditions and other factors.

     Other income totaled $848,000 in 1999, a significant increase over the $488,000 we earned in 1998. Deposit and repurchase agreement service charges in 1999 totaled $202,000, an increase of approximately $120,000 from the amount earned in 1998. The increase is primarily due to the growth in the number of deposit accounts. Reflecting additional letter of credit issuances, letter of credit commitment fees increased to $268,000 in 1999, an increase of approximately $109,000 from the fees earned in 1998. Credit card and debit card interchange income, reflecting increased issuance and usage, increased $69,000 during 1999, totaling $98,000 for the year. Fees earned on referring residential mortgage loan applicants to various third parties totaled $208,000 in 1999, a level very similar to the $210,000 earned in 1998.

     Noninterest expense during 1999 totaled $5.9 million, a significant increase over the $3.6 million we expensed in 1998. An increase in all major overhead cost categories, including salaries and benefits, occupancy, and furniture and equipment, was recorded. The increases primarily result from the hiring of additional staff and the construction of a new combined branch and operations center. All other noninterest costs also increased, reflecting additional expenses required to administer our significantly increased loan and deposit base.

     Monitoring and controlling overhead expenses, while at the same time providing high quality of service to customers, is of utmost importance to us. While the dollar volume of noninterest costs have increased, as a percent of average assets the level has substantially declined as a result of our growth and realized operating efficiencies. During 1999 noninterest costs were 2.1% of average assets, a significant decline from the 2.8% level in 1998. The efficiency ratio, a banking industry standardized calculation that attempts to reflect the utilization of overhead costs, also declined significantly during 1999. Computed by dividing noninterest expenses by net interest income plus noninterest income, our efficiency ratio was 57.3% in 1999. This level compares very favorably to 70.9% recorded in 1998, and reflects the improved efficiencies resulting from increased asset growth and controlled costs. In addition, our lending philosophy of concentrating on commercial lending results in higher average loan balances compared to residential mortgage or consumer loans, which provides for a greater volume of loans with fewer people, thereby improving our efficiency. This point is demonstrated by our total assets per employee ratio, which as of December 31, 1999 was approximately $6.3 million.

     Federal income tax expense was $292,000 in 1999, or 12% of pre-tax net operating income. Although we are subject to the statutory federal income tax rate of 34%, use of tax loss carryforwards generated during 1997 and 1998 resulting from recorded net operating losses, enabled us to reduce our federal income tax expense during 1999. The entire tax loss carryforward was utilized during 1999; therefore, our federal income tax expense will be at the statutory tax rate in future reporting periods. Because of the aforementioned net loss from operations recorded by us in 1998, no provisions to federal income tax expense were necessary during 1998.

CAPITAL RESOURCES -- DECEMBER 31, 2000

     Shareholders' equity is a noninterest-bearing source of funds that provides support for our asset growth. Shareholders' equity was $31.9 million and $28.0 million at December 31, 2000 and 1999, respectively. The increase during 2000 is attributable to net income from operations totaling $2.8 million and a $1.1 million mark-to-market

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

adjustment for available for sale securities as defined in SFAS No. 115. The mark-to-market adjustment was due to the difference in the interest rate environment between year-end 2000 and year-end 1999.

     In September 1999 we, through the trust, issued 1.6 million shares of trust preferred stock at $10.00 per share. Net proceeds from the sale, after the payment of underwriting costs, were $15.0 million. Substantially all of the net proceeds were ultimately contributed to our bank and were used to support anticipated growth in assets, fund investments in loans and securities, and for general corporate purposes. Subject to certain limitations the trust preferred securities are considered a component of capital for purposes of calculating regulatory capital ratios. At December 31, 2000, $10.5 million of the $16.0 million was included as Tier 1 capital, with the remaining amount included as Tier 2 capital.

     To provide sufficient capital for anticipated asset growth, we have been evaluating alternatives for increasing our capital. On February 21, 2001 we sold 70,000 shares of common stock in a private placement for approximately $1.0 million. We contributed the proceeds to our bank as capital.

LIQUIDITY -- DECEMBER 31, 2000

     Our liquidity strategy is to fund loan growth with deposits and repurchase agreements and to maintain an adequate level of short- and medium-term investments to meet typical daily loan and deposit activity. Although deposit and repurchase agreement growth from depositors located in the market area increased by $29.0 million, or 22%, during 2000, the growth was not sufficient to meet the substantial loan growth of $121.8 million and provide monies for additional investing activities. To assist in providing the additional needed funds we regularly obtained certificates of deposit from customers outside of the market area. As of December 31, 2000, out-of-area deposits totaled $299.0 million, or 65% of combined deposits and repurchase agreements, an increase from the $191.5 million, or 59% of combined deposits and repurchase agreements, as of December 31, 1999.

     We have the ability to borrow money on a daily basis through correspondent banks using established federal funds purchased lines; however, this is viewed as only a secondary and temporary source of funds. The federal funds purchased lines were utilized on only rare occasions during 2000. During 2000, our federal funds sold position averaged $9.0 million. In addition, as a member of the FHLBI, we have access to the FHLBI's borrowing programs. Based on ownership of FHLBI stock and available collateral at December 31, 2000, our bank could borrow up to $15.0 million.

     In addition to normal loan funding and deposit flow, we also need to maintain liquidity to meet the demands of certain unfunded loan commitments and standby letters of credit. As of December 31, 2000, we had a total of $121.5 million in unfunded loan commitments and $36.9 million in unfunded standby letters of credit. Of the total unfunded loan commitments, $101.4 million were commitments available as lines of credit to be drawn at any time as customers' cash needs vary, and $20.1 million were for loan commitments scheduled to close and become funded within the next three months. We monitor fluctuations in loan balances and commitment levels, and include such data in our overall liquidity management.

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

                                    BUSINESS

OVERVIEW

     We are a single bank holding company headquartered in Grand Rapids, Michigan that provides commercial and retail banking services primarily to small- to medium-sized businesses based in and around Grand Rapids. We were incorporated on July 15, 1997 under the laws of the State of Michigan. Through our bank subsidiary, Mercantile Bank of West Michigan, we serve principally the Kent and Ottawa Counties of western Michigan. We formed Mercantile Bank Mortgage Company, a wholly owned subsidiary of our bank, in October 2000 to increase the profitability and efficiency of our bank's mortgage loan function. At June 30, 2001, we had total assets of $617.9 million, loans of $508.1 million, deposits of $520.2 million and shareholders' equity of $40.4 million.

     In September 1999, we formed the trust as a wholly-owned business trust subsidiary for the purpose of issuing 9.60% cumulative preferred securities.

     To date we have raised capital from our initial public offering of common stock in October 1997, a public offering of common stock in July 1998, issuance of cumulative preferred securities in September 1999, and private placements of common stock in the first quarter of 2001.

     Our election to become a financial holding company pursuant to Title I of the Gramm-Leach-Bliley Act and implementing regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") was effective March 23, 2000. We have no current plans to engage in any of the expanded activities permitted under the new regulations.

OUR BANK

     Our bank is a state banking corporation that operates under the laws of the State of Michigan, pursuant to a charter issued by the Division of Financial Institutions of the Michigan Department of Consumer & Industry Services. Our bank's deposits are insured to the maximum extent provided by the Federal Deposit Insurance Corporation.

     Through its main office in Grand Rapids, Michigan and its combined branch and operations center located in Comstock Park, a nearby suburb, our bank provides a wide variety of commercial banking services, primarily to businesses, individuals and governmental units. Our bank makes secured and unsecured commercial, construction, mortgage and consumer loans, and accepts checking, savings and time deposits. Our bank owns two automated teller machines ("ATM") that participate in the MAC and NYCE regional network systems, as well as other ATM networks throughout the country. Customers are also able to conduct certain loan and deposit transactions by telephone and personal computer. Courier service is provided to certain commercial customers, and safe deposit facilities are available at both locations. Our bank does not have trust powers.

GROWTH HISTORY

     We have grown significantly since our bank opened in December 1997. We posted our first profit in the third quarter of 1998, only nine months after our bank opened. Since inception, management has focused on achieving profitable internal growth while maintaining strong asset quality. At June 30, 2001, our assets exceeded $600.0 million and

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

our non-performing loans were 0.03% of loans. A number of factors have contributed to our growth:

     - our experienced management team has extensive long-term relationships and a strong reputation within the western Michigan business community;

     - a track record of customer attentiveness and responsive service;

     - achieving the size and visibility to be a major competitor for commercial loans in our markets; and

     - over the past four years, the Grand Rapids financial services market has undergone continued market disruption as the largest local banks have been acquired by out-of-state institutions.

We believe the combination of these factors has contributed to our strong historical performance and will provide significant opportunities for continued growth and profitability.

OPERATING STRATEGY

     The key elements of our operating strategy are presented below.

     Focus on locally-owned and operated businesses. Our lending activities focus primarily on providing local businesses with commercial business loans and loans secured by owner-occupied real estate. Typically, we seek commercial lending relationships with customers borrowing from $250,000 to $6.0 million. Our legal lending limit was approximately $12.0 million as of June 30, 2001, and this limit accommodates the vast majority of credit opportunities we encounter. If local businesses have credit needs beyond the scope of our lending capacity, we will often look to participate out a portion of the credit with other financial institutions in order to accommodate our customers' needs. As of June 30, 2001, we had six relationships borrowing more than $5.0 million from our bank.

     Employing fewer, but highly qualified and productive individuals and focusing on low net overhead ratios. Key to our growth and profitability is our management's extensive experience in providing community banking services and our ability to create a culture committed to both proactive sales and disciplined credit quality. Our practice of employing fewer, but highly qualified and productive individuals at all levels of the organization is key to maintaining a decentralized management structure. These individuals are able to manage large loan portfolios, which increases interest income while controlling personnel costs. Our commercial lending focus allows us to generate larger relationships than a retail focus would allow, which permits us to accelerate asset growth with fewer resources. We believe our organizational structure and loan focus will allow us to continue to improve and maintain our favorable net overhead ratios as our bank matures.

     Operating a limited number of offices with a high asset base per office. We currently have two full-service branches. We actively solicit local deposits to fund our asset growth. We grew our local deposit base 29.8% in 2000 and 20.3% in the first six months of 2001. However, our loan portfolio has increased faster than our local deposits. Because of this, our strategy is to garner out-of-area CDs from across the country at rates competitive with our local deposit market in order to help fund our growth. Our ability to attract adequate funding with minimal branching allows us to grow at a lower overhead cost. We plan to

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

continue using out-of-area deposits because we believe that this source of funds gives us an efficiency advantage in our market.

     Maintaining strong asset quality. Equally important as our growth, is our emphasis on the quality of our loan portfolio and the adequacy of our reserves. For the fiscal years since our opening, our ratio of annual net charge-offs to average loans has not exceeded 0.05%, and for the six-months ended June 30, 2001 our ratio was 0.01%. Our ratio of non-performing loans to loans was 0.03% at June 30, 2001. In addition to controlling provision expense, we believe that strong asset quality leads to greater operating performance because it minimizes the time and money spent managing problem assets. At the same time we understand the risks associated with our loan portfolio and maintain a loan loss reserve that we believe is appropriate. At June 30, 2001 our ratio of allowance for loan losses to total loans was 1.47%.

MARKET AREA

     Our market area is the Kent and Ottawa Counties of western Michigan, including the City of Grand Rapids, the second largest city in the State of Michigan. Kent County, which encompasses most of the Grand Rapids metropolitan area, has a diverse economy based primarily on manufacturing, retail and service businesses. Statistically, Kent County has approximately 554,000 people, 200,000 households and a median household income that is estimated to have grown approximately 65% from 1990 to 2000. Kent County is a significant banking market in the State of Michigan. According to available industry data, as of June 30, 2000, total deposits in Kent County, including those of banks and thrifts, were approximately $8.5 billion.

OUR MORTGAGE COMPANY

     Our mortgage company commenced operations on October 24, 2000, when our bank contributed most of its residential mortgage loan portfolio and participation interests in certain commercial mortgage loans to our mortgage company. On the same date, our bank also transferred its residential mortgage origination function to our mortgage company. Mortgage loans originated and held by our mortgage company are serviced by our bank pursuant to a servicing agreement.

THE TRUST

     In 1999, we formed the trust as a Delaware business trust. The trust's business and affairs are conducted by its property trustee, a Delaware trustee, and three individual administrative trustees who are officers of the company. The trust was established for the purpose of issuing and selling its preferred securities and common securities, and using the proceeds to acquire junior subordinated debentures that we issued. Substantially all of the net proceeds that we received from the transaction were contributed to our bank as capital.

EFFECT OF GOVERNMENT MONETARY POLICIES

     Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government, its agencies, and the Federal Reserve Board. The Federal Reserve Board's monetary policies have had, and will likely continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order to, among other things, curb

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

inflation or avoid a recession. The policies of the Federal Reserve Board have a major effect on the levels of bank loans, investments and deposits through its open market operations in United States government securities, and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies. Our bank maintains reserves directly with the Federal Reserve Bank of Chicago to the extent required by law.

REGULATION AND SUPERVISION

     As a bank holding company under the Bank Holding Company Act of 1956, we are required to file an annual report with the Federal Reserve Board and such additional information as the Federal Reserve Board may appropriately require. We are also subject to examination by the Federal Reserve Board.

     The Bank Holding Company Act limits the activities of bank holding companies that have not qualified as financial holding companies to banking and the management of banking organizations, and to certain non-banking activities. These non-banking activities include those activities that the Federal Reserve Board found, by order or regulation as of the day prior to enactment of the Gramm-Leach-Bliley Act, to be so closely related to banking or managing or controlling banks as to be a proper incident to those activities.

     Non-banking activities that the Federal Reserve Board has, by regulation, determined are closely related to banking within the meaning of the Bank Holding Company Act include, among other things:

     - operating a mortgage company, finance company, credit card company or factoring company;

     - performing certain data processing operations;

     - providing certain investment and financial advice;

     - acting as an insurance agent for certain types of credit-related insurance;

     - leasing property on a full-payout, nonoperating basis; and

     - providing discount securities brokerage services for customers.

Our mortgage company also complies with the regulations of the Federal Reserve Board. Neither we nor any of our subsidiaries currently engages in any other activity referred to above.

     In March, 2000, our election to become a financial holding company, as permitted by the Gramm-Leach-Bliley Act, was accepted by the Federal Reserve Board. In order to continue as a financial holding company, we and our bank must satisfy certain statutory requirements regarding capitalization, management, and compliance with the Community Reinvestment Act. As a financial holding company, we are permitted to engage in a broader range of activities than are permitted to bank holding companies.

     Those expanded activities include any activity which the Federal Reserve Board (in certain instances in consultation with the Department of the Treasury) determines, by order or regulation, to be financial in nature or incidental to such financial activity, or to be complementary to a financial activity and not to pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. Such expanded activities include, among others:

     - insuring, guaranteeing, or indemnifying against loss, harm, damage, illness, disability or death, or issuing annuities, and acting as principal, agent, or broker for such purposes;

     - providing financial, investment, or economic advisory services, including advising a mutual fund; and

     - underwriting, dealing in, or making a market in securities.

Neither we nor our subsidiaries have any current plans to engage in any such expanded activity.

     Our bank is subject to certain restrictions imposed by federal law and regulation. These restrictions apply to any extension of credit to us or to our other subsidiaries, to investments in stock or other securities that we issue, to the taking of such stock or securities as collateral for loans to any borrower, and to acquisitions of assets or services from, and sales of certain types of assets to, us or our other subsidiaries. Federal law prevents us from borrowing from our bank unless the loans are secured in designated amounts with specified forms of collateral.

     With respect to the acquisition of banking organizations, we are generally required to obtain the prior approval of the Federal Reserve Board before we can acquire all or substantially all of the assets of any bank, or acquire ownership or control of any voting shares of any bank, if, after the acquisition, we would own or control more than 5% of the voting shares of the bank. Acquisitions across state lines are subject to certain state and Federal Reserve Board restrictions.

LOAN POLICY

     As a routine part of our business, we make loans to businesses and individuals located within our market area. Our loan policy states that the function of our lending operation is twofold: to provide a means for the investment of funds at a profitable rate of return with an acceptable degree of risk, and to meet the credit needs of the creditworthy businesses and individuals who are our customers. We recognize that in the normal business of lending, some losses on loans will be inevitable and should be considered a part of the normal cost of doing business.

     Our loan policy anticipates that priorities in extending loans will be modified from time to time as interest rates, market conditions and competitive factors change. The policy sets forth guidelines on a nondiscriminatory basis for lending in accordance with applicable laws and regulations. The policy describes various criteria in granting loans, including the ability to pay; the character of the customer; evidence of financial responsibility; purpose of the loan; knowledge of collateral and its value; terms of repayment; source of repayment; payment history; and economic conditions.

     The Board of Directors has delegated significant lending authority to officers of our bank. The Board of Directors believes this empowerment, supported by our strong credit culture and the significant experience of our commercial lending staff, makes us more responsive to our customers. The loan policy currently specifies lending authority for certain officers up to $1.0 million, and $6.0 million for our bank's Chairman of the Board and its President and Chief Executive Officer; however, the $6.0 million lending authority is used in rare circumstances where timing is of the essence. Generally, loan requests exceeding $2.5 million require approval by the Officers Loan Committee, and loan requests exceeding $3.0 million, up to the bank's legal lending limit of approximately $12.0 million, require approval by the Board of Directors. In most circumstances we apply an in-house lending limit that is less than our bank's legal lending limit.

     The loan policy also limits the amount of funds that may be loaned against specified types of real estate collateral. For certain loans secured by real estate the policy requires an appraisal of the property offered as collateral by a state certified independent appraiser. The policy also provides general guidelines for loan to value limits for other types of collateral, such as accounts receivable and machinery and equipment. In addition, the loan policy provides general guidelines as to environmental analysis, loans to employees, executive officers and directors, problem loan identification, maintenance of an allowance for loan losses, loan review and grading, mortgage and consumer lending, and other matters relating to our lending practices.

LENDING ACTIVITY

     Commercial Loans. Our commercial lending group originates commercial loans primarily in our market area. Commercial loans are originated by eight lenders, with over 110 years of combined commercial lending experience. Loans are originated for general business purposes, including working capital, accounts receivable financing, machinery and equipment acquisition, and commercial real estate financing including new construction and land development.

     Working capital loans are often structured as a line of credit and are reviewed periodically in connection with the borrower's year-end financial reporting. These loans are generally secured by all of the assets of the borrower, and have an interest rate tied to the national prime rate. Loans for machinery and equipment purposes typically have a maturity of three to five years and are fully amortizing, while commercial real estate loans are usually written with a five-year maturity and amortized over a 15-year period. These commercial loans have an interest rate that is fixed to maturity or is tied to the national prime rate.

     We evaluate many aspects of a commercial loan transaction in order to minimize credit and interest rate risk. Underwriting includes an assessment of the management, products, markets, cash flow, capital, income and collateral. This analysis includes a review of the borrower's historical and projected financial results. Appraisals are generally required by certified independent appraisers who are well known to us where real estate is the primary collateral, and in some cases, where equipment is the primary collateral. In certain situations, for creditworthy customers, we may accept title reports instead of requiring lenders' policies of title insurance.

     Commercial real estate lending involves more risk than residential lending because loan balances are greater and repayment is dependent upon the borrower's business operations. We attempt to minimize the risks associated with these transactions by generally limiting our commercial real estate lending to owner-operated properties of well-known customers or new customers whose businesses have an established profitable history. In many cases, risk is further reduced by limiting the amount of credit to any one borrower to an amount less than our legal lending limit and avoiding certain types of commercial real estate financings.

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

     We have no material foreign or agricultural loans, and no material loans to energy producing customers.

     Single-Family Residential Real Estate Loans. Our mortgage company originates single-family residential real estate loans in our market area, usually according to secondary market underwriting standards. Loans not conforming to those standards are made in limited circumstances. These loans provide borrowers with a fixed or adjustable interest rate with terms up to 30 years.

     Our bank has a home equity line of credit program. Home equity credit is generally secured by either a first or second mortgage on the borrower's primary residence. The program provides revolving credit at a rate tied to the national prime rate.

     Consumer Loans. We originate consumer loans for a variety of personal financial needs, including new and used automobiles, boat loans, credit cards and overdraft protection for our checking account customers. Consumer loans generally have shorter terms and higher interest rates and usually involve more credit risk than single-family residential real estate loans because of the type and nature of the collateral.

     While we do not utilize a formal credit scoring system, management believes our consumer loans are underwritten carefully, with a strong emphasis on the amount of the down payment and credit quality, employment stability and monthly income of the borrower. These loans are generally repaid on a monthly repayment schedule with the source of repayment tied to the borrower's periodic income. In addition, consumer lending collections are dependent on the borrower's continuing financial stability, and are likely to be adversely affected by job loss, illness and personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral.

     Management believes that the generally higher yields earned on consumer loans compensate for the increased credit risk associated with these loans and that consumer loans are important to our efforts to serve the credit needs of the communities and customers that we serve.

LOAN PORTFOLIO QUALITY

     We utilize a comprehensive loan grading system for our commercial loans as well as residential mortgage and consumer loans. Administered as part of the loan review program, all commercial loans are graded on an eight grade rating system. The rating system utilizes a standardized grade paradigm that analyzes several critical factors such as cash flow, management and collateral coverage. All commercial loans are graded at inception and later at various intervals. Residential mortgage and consumer loans are graded on a four grade rating system using a separate standardized grade paradigm that analyzes several critical factors such as debt-to-income and credit and employment histories. Residential mortgage and consumer loans are generally only graded once after the loans are made.

     Our independent loan review program is primarily responsible for the administration of the loan grading systems and ensuring adherence to established loan policies and procedures. The loan review program is an integral part of maintaining our strong asset quality culture. The loan review function works closely with senior management, although it functionally reports to the Board of Directors. All commercial loan relationships exceeding $1 million are formally reviewed at least annually. Watch list credits are
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

formally reviewed monthly. Credits between $0.5 million but less than $1 million are formally reviewed every two years, with a random sampling performed on credits under $0.5 million.

     Loans are placed in a nonaccrual status when, in the opinion of management, uncertainty exists as to the ultimate collection of principal and interest. For the six-month period ended June 30, 2001, loans placed on nonaccrual status were nominal in amount. At June 30, 2001, there were no significant loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of the borrower to comply with present loan repayment terms. Management is not aware of any potential problem loans that could have a material effect on our operating results, liquidity, or capital resources. Management is not aware of any other factors that would cause future net loan charge-offs, in total and by loan category, to significantly differ from those experienced by institutions of similar size.

ALLOWANCE FOR LOAN LOSSES

     In each accounting period, the allowance for loan losses is adjusted by management to the amount management believes is necessary to maintain the allowance for loan losses at adequate levels. Through its loan review and credit departments, management attempts to allocate specific portions of the allowance for loan losses based on specifically identifiable problem loans. Management's evaluation of the allowance for loan losses is further based on, but not limited to, consideration of internally prepared calculations based upon the experience of senior management and lending staff making similar loans in the same community over the past 15 years, composition of the loan portfolio, third party analysis of the loan administration processes, and loan portfolio and general economic conditions. In addition, our bank's status as a relatively new banking organization and the rapid loan growth since inception is taken into account. Management believes that the present allowance for loan losses is adequate, based on the broad range of considerations listed above.

     The primary risks associated with commercial loans are the financial condition of the borrower, the sufficiency of collateral, and lack of timely payment. Management has a policy of requesting and reviewing periodic financial statements from its commercial loan customers, and periodically reviews existence of collateral and its value. The primary risks considered by management with respect to each consumer and residential real estate loan is lack of timely payment. Management has a reporting system that monitors past due loans and has adopted policies to pursue its creditor's rights in order to preserve our collateral position.

     Although management believes that the allowance for loan losses is adequate to absorb losses as they arise, there can be no assurance that we will not sustain losses in any given period which could be substantial in relation to, or greater than, the size of the allowance for loan losses.

INVESTMENTS

     Our principal investments are our investment in the common stock of our bank and the common securities of the trust. Our funds may be invested from time to time in various debt instruments, including obligations of or guaranteed by the United States, general obligations of a state or political subdivision or an agency of a state or political subdivision, banker's acceptances or certificates of deposit of United States commercial
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

banks, or commercial paper of United States issuers rated in the highest category by a nationally-recognized investment rating service. We are permitted to make unlimited portfolio investments in equity securities and to make equity investments in subsidiary corporations engaged in certain non-banking activities, including real estate-related activities such as mortgage banking, community development, real estate appraisals, arranging equity financing for commercial real estate, and owning and operating real estate used substantially by our bank or acquired for its future use. However, we have no present plans to make any of these equity investments. Our Board of Directors may alter our investment policy at any time without shareholder approval.

     Our bank may invest its funds in a wide variety of debt instruments and may participate in the federal funds market with other depository institutions. Subject to certain exceptions, our bank is prohibited from investing in equity securities. Under one exception, in certain circumstances and with the prior approval of the FDIC, our bank could invest up to 10% of its total assets in the equity securities of a subsidiary corporation engaged in the acquisition and development of real property for sale, or the improvement of real property by construction or rehabilitation of residential or commercial units for sale or lease. Our bank has no present plans to make such an investment. Real estate acquired by our bank in satisfaction of or foreclosure upon loans may be held by our bank. Our bank is also permitted to invest in such real estate as is necessary for the convenient transaction of its business. Our bank's Board of Directors may alter the investment policy without shareholder approval at any time.

COMPETITION

     Our primary market area for loans and core deposits is the Kent and Ottawa Counties of western Michigan, which includes the City of Grand Rapids, the second largest city in the State of Michigan. We face substantial competition in all phases of our operations from a variety of different competitors. We compete for deposits, loans and other financial services with numerous Michigan-based and out-of-state banks, thrifts, credit unions and other financial institutions as well as other entities that provide financial services. Some of the financial institutions and financial service organizations with which we compete are not subject to the same degree of regulation as we are. Most of our competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than we do, and offer branch networks and other services which we do not, including brokerage, insurance, trust, mutual fund and international banking services. Most of these entities have greater capital resources than we do, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than we do. Under the Gramm-Leach-Bliley Act of 1999, effective March 11, 2000, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. The Gramm-Leach-Bliley Act may significantly change the competitive environment in which we conduct our business. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services.

PROPERTIES

     Our bank leases a one story building in downtown Grand Rapids, Michigan for use as its main office and our headquarters. This building is of masonry construction and has approximately 11,000 square feet of usable space with on-site parking. The lease for this

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facility, which commenced in 1997, has an initial term of ten years, and four, five-year renewal options. The address of this facility is 216 North Division Avenue, and is located between Lyon Street and Michigan Street in downtown Grand Rapids.

     Our bank designed and constructed a full service branch and operations facility in Alpine Township, a northwest suburb of Grand Rapids, that opened in July of 1999. The facility is one story, of masonry construction, and has approximately 8,000 square feet of usable space. The land and building is owned by our bank. The facility has multiple drive-through lanes and ample parking space. The address of this facility is 4613 Alpine Avenue NW, Comstock Park, Michigan.

     In October 2000, construction began on two new facilities, both of which are being built on a 4-acre parcel of land purchased by our bank earlier in 2000. The land is located in the City of Wyoming, a southwest suburb of Grand Rapids. The larger of the two buildings, a two-story facility of masonry construction with approximately 25,000 square feet of usable space, will serve as the new location for our operations and accounting departments and will include a full service branch. The other building, a single-story facility of masonry construction with approximately 7,000 square feet of usable space, will accommodate our administration function. The facilities, which will be owned by our bank, are scheduled to open later this year. The location of these facilities will be on the southeast corner of 56th Street and Byron Center Avenue, Wyoming, Michigan.

EMPLOYEES

     As of June 30, 2001, we employed 72 full-time and 15 part-time persons. We believe that our relations with our employees are good.

LEGAL PROCEEDINGS

     From time to time, we may be involved in various legal proceedings that are incidental to our business. In the opinion of management, we are not a party to any current legal proceedings that are material to our financial condition, either individually or in the aggregate.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 9,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of the date of this prospectus, there are 3,112,702 shares of common stock issued and outstanding. We have not issued any shares of preferred stock.

     Michigan law allows our Board of Directors to issue additional shares of stock up to the total amount of common stock and preferred stock authorized without obtaining the prior approval of our shareholders. In some circumstances, the rules of the Nasdaq National Market, on which our common stock is quoted, may require that we obtain shareholder approval before issuing shares.

PREFERRED STOCK

     Our Board of Directors is authorized to issue preferred stock, in one or more series, from time to time, with such voting powers, full or limited but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be provided in the resolution or resolutions adopted by the Board of Directors. The authority of the Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to shares of such class or any series thereof:

     - the number of shares and designation of such series;

     - the dividend rate and whether dividends are to be cumulative;

     - whether shares are to be redeemable, and, if so, whether redeemable for cash, property or rights;

     - the rights to which the holders of shares shall be entitled, and the preferences, if any, over any other series;

     - whether the shares shall be subject to the operation of a purchase, retirement or sinking fund, and, if so, upon what conditions;

     - whether the shares shall be convertible into or exchangeable for shares of any other class or of any other series of any class of capital stock and the terms and conditions of such conversion or exchange;

     - the voting powers, full or limited, if any, of the shares;

     - whether the issuance of any additional shares, or of any shares of any other series, shall be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series; and

     - any other preferences, privileges and powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions.

COMMON STOCK

Dividend Rights

     Subject to any prior rights of any holders of preferred stock then outstanding, the holders of our common stock will be entitled to dividends when, as and if declared by our Board of Directors out of funds legally available for dividends. Under Michigan law, dividends may be legally declared or paid only if after the distribution we can pay our debts as they come due in the usual course of business and our total assets equal or exceed the sum of our liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock then outstanding whose preferential rights are superior to those receiving the distribution.

Voting Rights

     Subject to the rights, if any, of holders of shares of our preferred stock then outstanding, all voting rights are vested in the holders of shares of our common stock. Each share of common stock entitles the holder to one vote on all matters, including the election of directors. Our shareholders do not have cumulative voting rights.

Preemptive Rights

     Holders of common stock do not have preemptive rights.

Liquidation Rights

     Subject to any rights of any preferred stock then outstanding, holders of our common stock are entitled to share on a pro rata basis in our net assets which remain after satisfaction of all liabilities.

Transfer Agent

     State Street Bank & Trust Company of Boston, Massachusetts, serves as the transfer agent of our common stock. We are in the process of transitioning to EquiServe Trust Company, N.A. of Canton, Massachusetts.

CERTAIN CHARTER PROVISIONS

     The following provisions of our Articles of Incorporation may delay, defer, prevent, or make it more difficult for a person to acquire us or to change control of our Board of Directors, reducing our vulnerability to an unsolicited takeover attempt.

Classification of the Board of Directors

     Our Articles of Incorporation provide that our Board of Directors is divided into three classes with staggered terms; each class to be as nearly equal in number as possible. Each director is elected for a three year term. Approximately one-third of the Board positions are filled by a shareholder vote each year. Our Articles of Incorporation provide that the number of directors shall be fixed by a majority of the Board, but shall be no fewer than six and no more than fifteen members.

Removal of Directors

     The Michigan Business Corporation Act provides that, unless the articles of incorporation otherwise provide, shareholders may remove a director or the entire Board of Directors with or without cause. Our Articles of Incorporation provide that a director may be removed only for cause and only by the affirmative vote of the holders of a majority of the voting power of all the shares of the company entitled to vote generally in the election of directors.

Filling Vacancies on the Board of Directors

     Our Articles of Incorporation provide that any vacancies in the Board, or newly created director positions, may be filled by vote of the directors then in office. A new director chosen to fill a vacancy on the Board of Directors will serve for the remainder of the full term of the class in which the vacancy occurred.

Nominations of Director Candidates

     Our Articles of Incorporation include a provision governing nominations of director candidates. Nominations for the election of directors may be made by the Board of Directors, a nominating committee appointed by the Board of Directors, or any shareholder entitled to vote for directors. In the case of a shareholder nomination, the Articles of Incorporation provide certain procedures that must be followed. A shareholder intending to nominate candidates for election must deliver written notice containing certain specified information to the Secretary of the company at least sixty (60) days but not more than ninety
(90) days prior to the anniversary date of the immediately preceding annual meeting of shareholders.

Certain Shareholder Action

     Our Articles of Incorporation require that any shareholder action must be taken at an annual or special meeting of shareholders, that any meeting of shareholders must be called by the Board of Directors or the Chairman of the Board, and, unless otherwise provided by law, prohibit shareholder action by written consent. Our shareholders are not permitted to call a special meeting of shareholders or require that the Board call such a special meeting. The Michigan Business Corporation Act permits shareholders holding 10% or more of all of the shares entitled to vote at a meeting to request the Circuit Court of the County in which our principal place of business or registered office is located to order a special meeting of shareholders for good cause shown.

Increased Shareholders Vote for Alteration, Amendment or Repeal of Article Provisions

     Our Articles of Incorporation require the affirmative vote of the holders of at least 66 2/3 percent of the voting stock of the company entitled to vote generally in the election of directors for the alteration, amendment or repeal of, or the adoption of any provision inconsistent with the foregoing provisions of our Articles of Incorporation.

CERTAIN ANTI-TAKEOVER PROVISIONS

Michigan Fair Price Act

     Certain provisions of the Michigan Business Corporation Act establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters (the "Fair Price Act"). The Fair Price Act provides that a supermajority vote of 90 percent of the shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a "business combination." The Fair Price Act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10 percent or more of the outstanding voting shares of the company. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with, a specified person.

     The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others: (i) the purchase price to be paid for the shares of the company in the business combination must be at least equal to the highest of either (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; (ii) once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the company except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends; and (iii) five years must have elapsed since the person involved became an interested shareholder.

     The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the Fair Price Act by resolution prior to the time that the interested shareholder first became an interested shareholder.

Control Share Act

     The Michigan Business Corporation Act regulates the acquisition of "control shares" of large public Michigan corporations (the "Control Share Act"). The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquiror which, when combined with other shares held by that person or entity, would give the acquiror voting power, alone or as part of a group, at or above any of the following thresholds: 20 percent, 33 1/3 percent or 50 percent. Under the Control Share Act, an acquiror may not vote "control shares" unless the corporation's disinterested shareholders (defined to exclude the acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation) vote to confer voting rights on the control shares. The Control Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

     The Control Share Act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters' rights upon all of the corporation's shareholders except the acquiring person.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Articles of Incorporation provide that we shall indemnify our present and past directors, officers, and such other persons as the Board of Directors may authorize to the full extent permitted by law.

     Our Bylaws contain indemnification provisions concerning third party actions as well as actions in the right of the company. The Bylaws provide that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the company) by reason of the fact that he or she is or was a director or officer of the company or while serving as such a director or officer, is or was serving at the request of the company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorney's fees), judgments, penalties, fees and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company or its shareholders and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Federal Deposit Insurance Corporation regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by us or our bank to our respective directors or officers otherwise permitted under the Michigan Business Corporation Act or the Michigan Banking Code.

     With respect to derivative actions, the Bylaws provide that we shall indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the company to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the company, or while serving as such a director or officer, is or was serving at the request of the company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorney's fees) and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company or its shareholders. No indemnification is provided in the Bylaws in respect of any claim, issue or matter in which such person has been found liable to us except to the extent that a court of competent jurisdiction determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the company pursuant to the provisions discussed above or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

     Under an insurance policy maintained by us, our directors and officers are insured within the limits and subject to the limitations of the policy, against specified expenses in connection with the defense of specified claims, actions, suits or proceedings, and specified liabilities which might be imposed as a result of claims, actions, suits or proceedings, which may be brought against them by reason of being or having been directors and officers of our company.

Limitation of Director Liability

     The Michigan Business Corporation Act permits corporations to limit the personal liability of their directors in certain circumstances. Our Articles of Incorporation provide that our directors shall not be personally liable to us or our shareholders for monetary damages for breach of the director's fiduciary duty. However, they do not eliminate or limit the liability of a director for any breach of a duty, act or omission for which the elimination or limitation of liability is not permitted by the Michigan Business Corporation Act, currently including, without limitation, the following: (1) breach of the director's duty of loyalty to us or our shareholders; (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law; (3) illegal loans, distributions of dividends or assets, or stock purchases as described in Section 551(1) of the Michigan Business Corporation Act; and (4) transactions from which the director derived an improper personal benefit.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement among us and the underwriters named below, for whom Stifel, Nicolaus & Company, Incorporated, Howe Barnes Investments, Inc. and Tucker Anthony Incorporated are acting as representatives, the underwriters have severally agreed to purchase from us, and we have agreed to sell to them, an aggregate of 1,400,000 shares of common stock in the amounts set forth below opposite their respective names.

                                                                NUMBER OF
                        UNDERWRITERS                             SHARES
                        ------------                            ---------
Stifel, Nicolaus & Company, Incorporated....................      739,200
Howe Barnes Investments, Inc. ..............................      246,400
Tucker Anthony Incorporated.................................      246,400
Fahnestock & Co. Inc. ......................................       56,000
Friedman Billings Ramsey....................................       56,000
Raymond James & Associates, Inc. ...........................       56,000
                                                                ---------
     Total..................................................    1,400,000
                                                                =========

     Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the shares, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the underwriting agreement may be terminated. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including, without limitation, the authorization and the validity of the shares, and to various other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers' certificates and legal opinions.

     The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers (who may include the underwriters) at such price, less a concession not in excess of $0.57 per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the offering, the offering price and other selling terms may from time to time be changed by the underwriters.

     We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 210,000 additional shares of our common stock solely to cover over-allotments, if any, at the same price per share to be paid by the underwriters for the other shares of common stock in this offering. If the underwriters purchase any additional shares under this option, each underwriter will be committed to purchase the additional shares in approximately the same proportion allocated to them in the table above.

     The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

                                                           NO EXERCISE    FULL EXERCISE
                                                           -----------    -------------
Per Share..............................................    $    1.005      $    1.005
     Total.............................................    $1,407,000      $1,618,050

     In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the common stock during and after the offering, such as the following:

     - The underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them;

     - The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option;

     - The underwriters may stabilize or maintain the price of the common stock by bidding;

     - The underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise; and

     - The underwriters may engage in passive market-making transactions.

     The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     In connection with this offering, some underwriters may also engage in passive market making transactions in the common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

     We have agreed to indemnify the underwriters and their controlling persons against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make for such liabilities.

     We and each of our executive officers and directors have agreed that for a period of 90 days after the date of this prospectus, we and they will not, without the prior written consent of Stifel, Nicolaus & Company, Incorporated, directly or indirectly offer for sale, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer (subject to certain exceptions) any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock.

     Certain of the underwriters engage in transactions with, and from time to time, have performed services for, us and our subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the shares of our common stock offered by this prospectus are being passed upon for us by Dickinson Wright PLLC, Detroit and Grand Rapids, Michigan. Certain legal matters relating to this offering are being passed upon for the underwriters by Vedder, Price, Kaufman & Kammholz, Chicago, Illinois.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999 and 1998, included in this prospectus have been audited by Crowe, Chizek and Company LLP, independent public accountants, as indicated in their report accompanying the financial statements. These financial statements are included in reliance upon this report given upon the authority of Crowe, Chizek and Company LLP as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the SEC, as required. You may read and copy the reports, proxy statements and other information at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 may also provide, at prescribed rates, copies of such material. You may obtain information on the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. The address of the site is http://www.sec.gov. You may also inspect reports and other information concerning us at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Our web site address is: http://www.mercbank.com.

     We have filed a registration statement with the SEC in accordance with the provisions of the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about this offering and us, reference is made to the registration statement, including the exhibits filed as a part of this registration statement.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents, which we have filed with the SEC, are incorporated by reference in this prospectus:

          (1) Our annual report on Form 10-K for the fiscal year ended December 31, 2000; and

          (2) Our reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001.

     All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering of the shares of our common stock shall be deemed incorporated by reference in this prospectus and to be a part of this prospectus from the respective dates of filing these documents.

     We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the person's written or oral request, a copy of any and all of the information incorporated by reference in this prospectus, other than exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this prospectus incorporates. Requests should be directed in writing to Robert B. Kaminski, Senior Vice President and Secretary, at Mercantile Bank Corporation, 216 North Division Avenue, Grand Rapids, Michigan 49503; or by phone at (616) 242-9000.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces that statement. Any statement that is modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                          MERCANTILE BANK CORPORATION

Report of Independent Auditors..............................    F-2
Consolidated Financial Statements
  Consolidated Balance Sheets...............................    F-3
  Consolidated Statements of Income.........................    F-4
  Consolidated Statements of Changes in Shareholders'
     Equity.................................................    F-5
  Consolidated Statements of Cash Flows.....................    F-6
  Notes to Consolidated Financial Statements................    F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Mercantile Bank Corporation
Grand Rapids, Michigan

     We have audited the accompanying consolidated balance sheets of Mercantile Bank Corporation as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of Mercantile's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercantile Bank Corporation as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

     As disclosed in Note 1, the Corporation changed its method of accounting for start-up costs in 1999 to comply with new accounting guidance.

                                          Crowe, Chizek and Company LLP

Grand Rapids, Michigan
January 19, 2001, except Note 15
which is dated
March 22, 2001

                          MERCANTILE BANK CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                              JUNE 30,      DECEMBER 31,    DECEMBER 31,
                                                2001            2000            1999
                                            ------------    ------------    ------------
                                            (UNAUDITED)
ASSETS
  Cash and due from banks.................  $ 14,719,854    $ 11,692,825    $  6,570,631
  Short term investments..................       141,552         108,846         579,725
  Federal funds sold......................    18,400,000       6,300,000       6,500,000
                                            ------------    ------------    ------------
     Total cash and cash equivalents......    33,261,406      18,101,671      13,650,356
  Securities available for sale...........    47,040,262      45,147,493      34,115,303
  Securities held to maturity (fair value
     of $20,398,446 at June 30, 2001
     (unaudited), $14,942,311 at December
     31, 2000 and $6,982,329 at December
     31, 1999)............................    19,799,934      14,524,341       7,056,492
  Federal Home Loan Bank stock............       784,900         784,900         784,900
  Total loans.............................   508,110,547     429,804,105     308,006,476
  Allowance for loan losses...............    (7,462,092)     (6,301,805)     (4,620,469)
                                            ------------    ------------    ------------
     Total loans, net.....................   500,648,455     423,502,300     303,386,007
  Premises and equipment -- net...........     6,248,243       4,119,385       3,461,187
  Accrued interest receivable.............     2,743,594       2,758,054       1,842,874
  Other assets............................     7,360,880       3,808,218       3,739,969
                                            ------------    ------------    ------------
     Total assets.........................  $617,887,674    $512,746,362    $368,037,088
                                            ============    ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits
     Noninterest-bearing..................  $ 38,381,197    $ 27,368,257    $ 19,513,231
     Interest-bearing.....................   481,840,849     398,372,056     275,315,741
                                            ------------    ------------    ------------
          Total...........................   520,222,046     425,740,313     294,828,972
  Securities sold under agreements to
     repurchase...........................    34,787,643      32,151,391      26,607,289
  Other borrowed money....................       111,627          56,510          13,755
  Accrued expenses and other
     liabilities..........................     6,319,043       6,944,262       2,619,203
  Guaranteed preferred beneficial
     interests in the Corporation's
     subordinated debentures..............    16,000,000      16,000,000      16,000,000
                                            ------------    ------------    ------------
     Total liabilities....................   577,440,359     480,892,476     340,069,219
Shareholders' equity
  Preferred stock, no par value; 1,000,000
     shares authorized, none issued
  Common stock, no par value; 9,000,000
     shares authorized; 3,112,702,
     2,596,102 and 2,472,500 shares
     outstanding at June 30, 2001
     (unaudited), December 31, 2000 and
     1999.................................    36,684,120      29,935,401      28,181,798
  Retained earnings.......................     3,320,457       1,628,277         587,639
  Accumulated other comprehensive income
     (loss)...............................       442,738         290,208        (801,568)
                                            ------------    ------------    ------------
     Total shareholders' equity...........    40,447,315      31,853,886      27,967,869
                                            ------------    ------------    ------------
     Total liabilities and shareholders'
       equity.............................  $617,887,674    $512,746,362    $368,037,088
                                            ============    ============    ============

See accompanying notes to consolidated financial statements.

                          MERCANTILE BANK CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME

                                       SIX MONTHS ENDED
                                           JUNE 30,                   YEARS ENDED DECEMBER 31,
                                   -------------------------   ---------------------------------------
                                      2001          2000          2000          1999          1998
                                      ----          ----          ----          ----          ----
                                   (UNAUDITED)   (UNAUDITED)
Interest income
  Loans, including fees..........  $19,426,045   $14,994,797   $33,056,700   $20,410,153   $ 9,007,668
  Investment securities..........    2,078,589     1,442,533     3,206,105     1,925,065       880,639
  Federal funds sold.............      360,021       271,768       567,379       405,659       256,422
  Short term investments.........        2,237         3,351         5,464        25,822        23,487
                                   -----------   -----------   -----------   -----------   -----------
    Total interest income........   21,866,892    16,712,449    36,835,648    22,766,699    10,168,216
Interest expense
  Deposits.......................   13,278,622     9,553,238    21,619,499    12,039,907     5,140,788
  Short term borrowings..........      641,362       563,640     1,368,901       835,297       488,430
  Long term borrowings...........      787,440       794,157     1,571,876       455,216             0
                                   -----------   -----------   -----------   -----------   -----------
    Total interest expense.......   14,707,424    10,911,035    24,560,276    13,330,420     5,629,218
                                   -----------   -----------   -----------   -----------   -----------
NET INTEREST INCOME..............    7,159,468     5,801,414    12,275,372     9,436,279     4,538,998
Provision for loan losses........    1,180,000       945,000     1,854,000     1,960,900     2,571,800
                                   -----------   -----------   -----------   -----------   -----------
NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES......    5,979,468     4,856,414    10,421,372     7,475,379     1,967,198
Noninterest income
  Service charges on accounts....      226,158       158,640       346,131       201,796        82,170
  Letter of credit fees..........      150,728       116,036       391,143       267,753       159,064
  Mortgage loan referral fees....      178,412        68,890       174,579       208,042       209,667
  Gain on the sale of loans......            0        40,197        49,975        13,047             0
  Gain (loss) on sale of
    securities...................       99,594      (275,321)     (275,321)            0           128
  Interest rate swap termination
    fee..........................            0       275,000       275,000             0             0
  Other income...................      120,065       105,749       230,395       156,905        37,149
                                   -----------   -----------   -----------   -----------   -----------
    Total noninterest income.....      774,957       489,191     1,191,902       847,543       488,178
Noninterest expense
  Salaries and benefits..........    2,645,519     2,064,764     4,274,262     3,256,456     1,891,264
  Occupancy......................      252,391       261,073       510,357       412,531       304,231
  Furniture and equipment........      211,449       218,652       440,378       350,131       176,756
  Data processing................      196,408       203,120       435,433       335,079       170,990
  Advertising....................      126,000       109,000       196,763       157,973       110,431
  Loan processing cost...........       37,389        37,238        74,855        63,582       153,835
  Other expense..................      866,090       786,994     1,583,659     1,312,203       756,916
                                   -----------   -----------   -----------   -----------   -----------
    Total noninterest expenses...    4,335,246     3,680,841     7,515,707     5,887,955     3,564,423
                                   -----------   -----------   -----------   -----------   -----------
INCOME (LOSS) BEFORE FEDERAL
  INCOME TAX AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE......................  $ 2,419,180   $ 1,664,764   $ 4,097,567   $ 2,434,967   $(1,109,047)
Federal income tax expense.......      727,000       528,000     1,303,000       292,000             0
                                   -----------   -----------   -----------   -----------   -----------
INCOME (LOSS) BEFORE CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE......................    1,692,180     1,136,764     2,794,567     2,142,967    (1,109,047)
Cumulative effect of change in
  accounting principle (net of
  taxes).........................            0             0             0       (42,210)            0
                                   -----------   -----------   -----------   -----------   -----------
NET INCOME (LOSS)................  $ 1,692,180   $ 1,136,764   $ 2,794,567   $ 2,100,757   $(1,109,047)
                                   ===========   ===========   ===========   ===========   ===========
Earnings (loss) per share before
  cumulative effect of change in
  accounting principle:
    Basic........................  $      0.58   $      0.44   $      1.08   $      0.83   $     (0.55)
                                   ===========   ===========   ===========   ===========   ===========
    Diluted......................  $      0.58   $      0.44   $      1.07   $      0.82   $     (0.55)
                                   ===========   ===========   ===========   ===========   ===========
Per share cumulative effect of
  change in accounting
  principle......................  $      0.00   $      0.00   $      0.00   $      0.02   $      0.00
                                   ===========   ===========   ===========   ===========   ===========
Earnings (loss) per share:
    Basic........................  $      0.58   $      0.44   $      1.08   $      0.81   $     (0.55)
                                   ===========   ===========   ===========   ===========   ===========
    Diluted......................  $      0.58   $      0.44   $      1.07   $      0.80   $     (0.55)
                                   ===========   ===========   ===========   ===========   ===========
Average shares outstanding.......    2,895,586     2,596,102     2,596,102     2,596,102     2,003,018
                                   ===========   ===========   ===========   ===========   ===========

                          MERCANTILE BANK CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                ACCUMULATED
                                                  RETAINED         OTHER           TOTAL
                                    COMMON        EARNINGS     COMPREHENSIVE   SHAREHOLDERS'
                                     STOCK        (DEFICIT)       INCOME          EQUITY
                                  -----------    -----------   -------------   -------------
BALANCE, JANUARY 1, 1998........  $13,880,972    $  (404,071)   $   (3,631)     $13,473,270
Common stock sale...............   14,300,826                                    14,300,826
Comprehensive income (loss):
  Net loss......................                  (1,109,047)                    (1,109,047)
  Change in net unrealized gain
     (loss) on securities
     available for sale, net of
     reclassification and tax
     effect.....................                                    35,467           35,467
                                                                                -----------
     Total comprehensive income
       (loss)...................                                                 (1,073,580)
                                  -----------    -----------    ----------      -----------
BALANCES, DECEMBER 31, 1998.....   28,181,798     (1,513,118)       31,836       26,700,516
Comprehensive income:
  Net income....................                   2,100,757                      2,100,757
  Change in net unrealized gain
     (loss) on securities
     available for sale, net of
     reclassification and tax
     effect.....................                                  (833,404)        (833,404)
                                                                                -----------
     Total comprehensive
       income...................                                                  1,267,353
                                  -----------    -----------    ----------      -----------
BALANCES, DECEMBER 31, 1999.....   28,181,798        587,639      (801,568)      27,967,869
Payment of 5% stock dividend....    1,753,603     (1,753,929)                          (326)
Comprehensive income:
  Net income....................                   2,794,567                      2,794,567
  Change in net unrealized gain
     (loss) on securities
     available for sale, net of
     reclassification and tax
     effect.....................                                 1,091,776        1,091,776
                                                                                -----------
     Total comprehensive
       income...................                                                  3,886,343
                                  -----------    -----------    ----------      -----------
BALANCES, DECEMBER 31, 2000.....   29,935,401      1,628,277       290,208       31,853,886
Common stock sale...............    6,748,719                                     6,748,719
Comprehensive income:
  Net income (unaudited)........                   1,692,180                      1,692,180
  Change in net unrealized gain
     (loss) on securities
     available for sale, net of
     reclassification and tax
     effect.....................                                   152,530          152,530
                                                                                -----------
     Total comprehensive
       income...................                                                  1,844,710
                                  -----------    -----------    ----------      -----------
BALANCES, JUNE 30, 2001.........  $36,684,120    $ 3,320,457    $  442,738      $40,447,315
                                  ===========    ===========    ==========      ===========

See accompanying notes to consolidated financial statements.

                          MERCANTILE BANK CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 SIX MONTHS ENDED
                                                     JUNE 30,                       YEARS ENDED DECEMBER 31,
                                            ---------------------------   ---------------------------------------------
                                                2001           2000           2000            1999            1998
                                            ------------   ------------   -------------   -------------   -------------
                                            (UNAUDITED)    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).......................  $  1,692,180   $  1,136,764   $   2,794,567   $   2,100,757   $  (1,109,047)
  Adjustments to reconcile net income
    (loss) to net cash from operating
    activities
    Depreciation and amortization.........       201,424        296,083         590,087         538,996         274,364
    Provision for loan losses.............     1,180,000        945,000       1,854,000       1,960,900       2,571,800
    Gain on sale of loans.................             0        (40,197)        (49,975)        (13,047)              0
    (Gain)/loss on sale of securities.....       (99,594)       275,321         275,321               0            (128)
    Net change in
      Accrued interest receivable.........        14,460       (340,263)       (915,180)       (695,042)     (1,095,021)
      Other assets........................    (3,705,319)      (353,451)       (827,706)     (2,869,730)       (432,695)
      Accrued expenses and other
        liabilities.......................      (625,219)     1,733,966       4,325,059       2,118,482         208,517
                                            ------------   ------------   -------------   -------------   -------------
        Net cash from operating
          activities......................    (1,342,068)     3,653,223       8,046,173       3,141,316         417,790
CASH FLOWS FROM INVESTING ACTIVITIES
  Loan originations and payments, net.....   (78,326,155)   (66,977,283)   (121,920,318)   (123,354,358)   (171,857,839)
  Purchase of:
    Securities available for sale.........   (17,169,816)   (11,881,639)    (19,816,814)    (17,765,304)    (28,320,575)
    Securities held to maturity...........    (5,379,838)    (4,763,302)     (7,472,674)     (7,056,858)              0
    Federal Home Loan Bank stock..........             0              0               0        (784,900)              0
    Premises and equipment................    (2,344,810)      (141,364)     (1,098,833)     (1,926,748)     (1,082,815)
  Proceeds from:
    Sales of available for sale
      securities..........................     5,361,961      6,718,120       6,718,120               0       1,000,313
    Maturities and repayments of available
      for sale securities.................    10,337,140      1,761,543       3,497,789       6,526,816       6,203,087
    Maturities and repayments of held to
      maturity securities.................       101,500              0               0               0               0
                                            ------------   ------------   -------------   -------------   -------------
        Net cash from investing
          activities......................   (87,420,018)   (75,283,925)   (140,092,730)   (144,361,352)   (194,057,829)
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in deposits................    94,481,733     66,783,871     130,911,341     122,830,953     162,309,755
  Proceeds from the sale of trust
    preferred securities..................             0              0               0      16,000,000               0
  Net proceeds from sale of common
    stock.................................     6,748,719              0               0               0      14,300,826
  Net increase in other borrowed money....        55,117         20,236          42,755          13,755               0
  Fractional shares purchased.............             0              0            (326)              0               0
  Net increase in securities sold under
    agreements to repurchase..............     2,636,252      2,470,559       5,544,102       9,569,688      16,382,154
                                            ------------   ------------   -------------   -------------   -------------
        Net cash from financing
          activities......................   103,921,821     69,274,666     136,497,872     148,414,396     192,992,735
                                            ------------   ------------   -------------   -------------   -------------
Net change in cash and cash equivalents...  $ 15,159,735   $ (2,356,036)  $   4,451,315   $   7,194,360   $    (647,304)
Cash and cash equivalents at beginning of
  period..................................    18,101,671     13,650,356      13,650,356       6,455,996       7,103,300
                                            ------------   ------------   -------------   -------------   -------------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD..................................  $ 33,261,406   $ 11,294,320   $  18,101,671   $  13,650,356   $   6,455,996
                                            ============   ============   =============   =============   =============
Supplemental disclosures of cash flow
  information
  Cash paid during the year for:
    Interest..............................  $ 15,016,664   $  9,000,105   $  20,382,032   $  11,796,860   $   5,237,768
    Federal income tax....................     1,388,110        792,000       1,693,000       1,620,773         165,000
  Cash received during the year for:
    Termination of interest rate swap.....             0        275,000         275,000               0               0

See accompanying notes to consolidated financial statements.

                          MERCANTILE BANK CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Mercantile Bank Corporation and its wholly-owned subsidiaries, Mercantile Bank of West Michigan, and its wholly-owned subsidiary, Mercantile Bank Mortgage Company, and MBWM Capital Trust I, after elimination of significant intercompany transactions and accounts.

     NATURE OF OPERATIONS: Mercantile Bank Corporation ("Mercantile") was incorporated on July 15, 1997 to establish and own Mercantile Bank of West Michigan ("Bank") based in Grand Rapids, Michigan. The Bank is a community-based financial institution. The Bank began operations on December 15, 1997, after several months of work by incorporators and employees in preparing applications with the various regulatory agencies and obtaining insurance and building space. The Bank's primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial, residential mortgage, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. The Bank's loan accounts are primarily with customers located in western Michigan, within Kent County. The Bank's retail deposits are also to customers located in western Michigan. As an alternative source of funds, the Bank has also issued certificates to depositors outside of the Bank's primary market area. Substantially all revenues are derived from banking products and services.

     Mercantile Capital Trust I ("Capital Trust") was formed in September 1999. All of the common securities of this special purpose trust are owned by Mercantile. The Trust exists solely to issue capital securities. For financial reporting purposes, the Trust is reported as a subsidiary and is consolidated into the financial statements of Mercantile. The capital securities are presented as a separate line item on the consolidated balance sheet as guaranteed preferred beneficial interests in Mercantile's subordinated debentures.

     During 2000, the Mercantile Bank Mortgage Company ("Mortgage Company"), a wholly-owned subsidiary of the Bank, was established to increase the profitability and efficiency of its mortgage loan operations. The Mortgage Company initiated business on October 24, 2000 via the Bank's contribution of most of its residential mortgage loan portfolio and participation interests in certain commercial mortgage loans. On the same date the Bank also transferred its residential mortgage origination function to the Mortgage Company. Mortgage loans originated and held by the Mortgage Company are serviced by the Bank pursuant to a servicing agreement.

     Mercantile's election to become a financial holding company pursuant to Title I of the Gramm-Leach-Bliley Act and implementing Federal Reserve Board regulations was effective March 23, 2000. At the present time Mercantile has no plans to engage in any of the expanded activities permitted under the new regulations.

     USE OF ESTIMATES: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

     CASH FLOW REPORTING: Cash and cash equivalents include cash on hand, demand deposits with other financial institutions, short-term investments (securities with daily put provisions) and federal funds sold. Cash flows are reported net for customer loan and deposit transactions, interest-bearing time deposits with other financial institutions and short-term borrowings with maturities of 90 days or less.

     SECURITIES: Securities classified as held to maturity are carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities available for sale consist of those securities which might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs or other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported, net of related income tax effects, as a separate component of shareholders' equity, until realized. Other securities such as Federal Home Loan Bank stock are carried at cost.

     Premiums and discounts on securities are recognized in interest income using the interest method over the estimated life of the security. Gains and losses on the sale of securities available for sale are determined based upon amortized cost of the specific security sold. Securities are written down to fair value when a decline in fair value is not temporary.

     LOANS: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

     ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and recoveries, and decreased by charge-offs. Management estimates the allowance balance required based on past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, and economic conditions. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

     A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in aggregate for smaller-balance loans of similar nature such as residential mortgage, consumer and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when the internal grading system indicates a doubtful classification.

     PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the respective assets. Maintenance, repairs and minor alterations are charged to current operations as expenditures occur and major improvements are capitalized. These assets are reviewed for impairment under SFAS No. 121 when events indicate the carrying amount may not be recoverable.

     CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE: In 1998, the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants promulgated Statement of Position (SOP) 98-5. This SOP provides guidance on the financial reporting of start-up costs and organization costs. It requires cost of start-up activities and organization costs to be expensed as incurred. Initial application of this SOP should be reported as a cumulative effect of a change in accounting principle. Mercantile elected to adopt the provisions of SOP 98-5 on January 1, 1999. Included in the December 31, 1999 Consolidated Statement of Income is a charge to operations of $42,210 reported as a cumulative effect of change in accounting principle.

     LONG-TERM ASSETS: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts. Issuance costs of trust preferred securities are amortized over the term of the securities.

     REPURCHASE AGREEMENTS: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

     STOCK OPTIONS: No expense for stock options is recorded, as the grant price equals the market price of the stock at grant date. Pro-forma disclosures show the effect on income and earnings per share had the options' fair value been recorded using an option pricing model. The pro-forma effect is expected to increase in the future as more options are granted.

     INCOME TAXES: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

     FINANCIAL INSTRUMENTS: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     INTEREST RATE HEDGE AGREEMENTS: Mercantile may enter into interest rate hedge agreements which involve the exchange of fixed and floating rate interest payments over the life of the agreement without the exchange of the underlying principal amounts. The differential to be paid or received is accrued as interest rates change and is recognized over the life of the agreements as an adjustment to interest income.

     FAIR VALUES OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on-and off-balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

     EARNINGS (LOSS) PER SHARE: Basic earnings (loss) per share is based on weighted average common shares outstanding during the period. Diluted earnings
(loss) per share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings (loss) per share are restated for all stock dividends, including the 5% stock dividend paid on February 1, 2001.

     COMPREHENSIVE INCOME: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

     NEW ACCOUNTING PRONOUNCEMENTS: Beginning January 1, 2001, a new accounting standard requires all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. Adoption of this standard on January 1, 2001 did not have a material effect on the Bank's condition or results of operations.

     RECLASSIFICATIONS: Some items in the prior year financial statements were reclassified to conform to the current presentation.

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 2 -- INVESTMENT SECURITIES

     The amortized cost and fair values of investment securities at the end of the period were as follows:

                                                    GROSS          GROSS
                                    AMORTIZED     UNREALIZED    UNREALIZED        FAIR
                                      COST          GAINS         LOSSES         VALUES
                                   -----------    ----------    -----------    -----------
AVAILABLE FOR SALE
June 30, 2001
  U.S. Government agency debt
     obligations...............    $ 2,964,547     $  5,940     $    (4,547)   $ 2,965,940
  Mortgage-backed securities...     42,404,977      734,454         (81,194)    43,058,237
  Municipal revenue bonds......      1,000,000       16,085               0      1,016,085
                                   -----------     --------     -----------    -----------
                                   $46,369,524     $756,479     $   (85,741)   $47,040,262
                                   ===========     ========     ===========    ===========
December 31, 2000
  U.S. Government agency debt
     obligations...............    $ 9,800,282     $137,309     $   (60,271)   $ 9,877,320
  Mortgage-backed securities...     33,907,502      475,643        (117,287)    34,265,858
  Municipal revenue bonds......      1,000,000        4,315               0      1,004,315
                                   -----------     --------     -----------    -----------
                                   $44,707,784     $617,267     $  (177,558)   $45,147,493
                                   ===========     ========     ===========    ===========
December 31, 1999
  U.S. Government agency debt
     obligations...............    $14,071,776     $      0     $  (408,337)   $13,663,439
  Mortgage-backed securities...     20,258,091            0        (796,283)    19,461,808
  Municipal revenue bonds......      1,000,000            0          (9,944)       990,056
                                   -----------     --------     -----------    -----------
                                   $35,329,867     $      0     $(1,214,564)   $34,115,303
                                   ===========     ========     ===========    ===========
December 31, 1998
  U.S. Treasury securities.....    $ 4,506,774     $ 16,376     $         0    $ 4,523,120
  U.S. Government agency debt
     obligations...............     12,015,020       45,207         (29,437)    12,030,790
  Mortgage-backed securities...      7,590,648       21,104          (5,415)     7,606,337
                                   -----------     --------     -----------    -----------
                                   $24,112,412     $ 82,687     $   (34,852)   $24,160,247
                                   ===========     ========     ===========    ===========
HELD TO MATURITY
June 30, 2001
  Municipal general obligation
     bonds.....................    $16,946,580     $584,394     $   (28,512)   $17,502,462
  Municipal revenue bonds......      2,853,354       46,887          (4,257)     2,895,984
                                   -----------     --------     -----------    -----------
                                   $19,799,934     $631,281     $   (32,769)   $20,398,446
                                   ===========     ========     ===========    ===========
December 31, 2000
  Municipal general obligation
     bonds.....................    $13,065,553     $394,004     $      (926)   $13,458,631
  Municipal revenue bonds......      1,458,788       30,463          (5,571)     1,483,680
                                   -----------     --------     -----------    -----------
                                   $14,524,341     $424,467     $    (6,497)   $14,942,311
                                   ===========     ========     ===========    ===========
December 31, 1999
  Municipal general obligation
     bonds.....................    $ 6,433,594     $      0     $   (51,132)   $ 6,382,462
  Municipal revenue bonds......        622,898            0         (23,031)       599,867
                                   -----------     --------     -----------    -----------
                                   $ 7,056,492     $      0     $   (74,163)   $ 6,982,329
                                   ===========     ========     ===========    ===========

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The amortized cost and fair values of debt investment securities at June 30, 2001 (unaudited) and December 31, 2000, by contractual maturity, are shown below. The contractual maturity is utilized below for U.S. Government agency debt obligations and municipal bonds. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, mortgage backed securities, are shown separately.

                                      HELD-TO-MATURITY                      AVAILABLE-FOR-SALE
                            ------------------------------------   ------------------------------------
                            WEIGHTED                               WEIGHTED
                            AVERAGE     AMORTIZED       FAIR       AVERAGE     AMORTIZED       FAIR
                             YIELD        COST          VALUE       YIELD        COST          VALUE
                            --------   -----------   -----------   --------   -----------   -----------
June 30, 2001 (Unaudited)
Due in one year or less...      NA     $         0   $         0     6.35%    $   500,000   $   503,565
Due from one to five
  years...................    6.62%      3,346,380     3,462,939     7.00       1,500,000     1,518,460
Due from five to ten
  years...................    6.96       5,157,926     5,401,026     6.23         993,818       992,970
Due after ten years.......    7.23      11,295,628    11,534,481     6.55         970,729       967,030
Mortgage-backed...........      NA               0             0     6.77      42,404,977    43,058,237
                                       -----------   -----------              -----------   -----------
                                       $19,799,934   $20,398,446     6.76     $46,369,524   $47,040,262
                                       ===========   ===========              ===========   ===========
December 31, 2000
Due in one year or less...    5.38%    $   102,257   $   102,210     6.35%    $   500,000   $   501,395
Due from one to five
  years...................    6.66       2,459,284     2,494,428     6.12       5,500,813     5,471,660
Due from five to ten
  years...................    6.87       5,470,924     5,626,116     7.35       3,899,383     3,946,710
Due after ten years.......    7.67       6,491,876     6,719,557     7.74         900,086       961,870
Mortgage-backed...........      NA               0             0     6.98      33,907,502    34,265,858
                                       -----------   -----------              -----------   -----------
                              7.19     $14,524,341   $14,942,311     6.92     $44,707,784   $45,147,493
                                       ===========   ===========              ===========   ===========

     During 2001 (unaudited), investment securities with an aggregated amortized cost of $5,262,368 were sold, resulting in an aggregate realized net gain of $99,594.

     During 2000, investment securities with an aggregated amortized cost basis of $6,993,441 were sold, resulting in an aggregate realized loss of $275,321. There were no sales of investment securities during 1999. The sale of an investment security during 1998 resulted in a realized gain of $128.

     The carrying value of investment securities that are pledged to secure securities sold under agreements to repurchase and other deposits was $39,347,116, $40,015,759 and $28,733,258 at June 30, 2001 (unaudited), December
31, 2000 and 1999, respectively.

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 3 -- LOANS AND ALLOWANCE FOR LOAN LOSSES

     Loans were as follows:

                                         JUNE 30, 2001        DECEMBER 31, 2000      DECEMBER 31, 1999      DECEMBER 31, 1998
                                      --------------------   --------------------   --------------------   --------------------
                                        BALANCE        %       BALANCE        %       BALANCE        %       BALANCE        %
                                      ------------   -----   ------------   -----   ------------   -----   ------------   -----
                                          (UNAUDITED)
Real Estate:
  Construction and land
    development.....................  $ 42,934,475     8.5%  $ 38,815,436     9.0%  $ 37,224,847    12.1%  $ 13,656,284     7.4%
  Secured by 1-4 family
    properties......................    35,097,998     6.9     33,708,709     7.8     22,535,386     7.3     10,655,703     5.8
  Secured by multi-family
    properties......................     2,016,892     0.4      2,127,047     0.5      2,326,684     0.8      2,520,747     1.4
  Secured by nonfarm nonresidential
    properties......................   239,372,860    47.1    197,018,062    45.9    157,686,466    51.2    100,742,487    54.5
Commercial..........................   181,473,660    35.7    151,344,028    35.2     83,908,726    27.2     55,071,347    29.8
Consumer............................     7,214,662     1.4      6,790,823     1.6      4,324,367     1.4      2,098,034     1.1
                                      ------------   -----   ------------   -----   ------------   -----   ------------   -----
                                      $508,110,547   100.0%  $429,804,105   100.0%  $308,006,476   100.0%  $184,744,602   100.0%
                                      ============   =====   ============   =====   ============   =====   ============   =====

                                       DECEMBER 31, 1997
                                      -------------------
                                        BALANCE       %
                                      -----------   -----

Real Estate:
  Construction and land
    development.....................  $         0     0.0%
  Secured by 1-4 family
    properties......................      171,872     1.3
  Secured by multi-family
    properties......................            0     0.0
  Secured by nonfarm nonresidential
    properties......................    5,421,302    42.1
Commercial..........................    7,278,664    56.5
Consumer............................       14,925     0.1
                                      -----------   -----
                                      $12,886,763   100.0%
                                      ===========   =====

     Activity in the allowance for loan losses is as follows:

                                             SIX MONTHS ENDED
                                                 JUNE 30,                          YEARS ENDED DECEMBER 31,
                                        --------------------------    --------------------------------------------------
                                           2001           2000           2000          1999          1998         1997
                                        -----------    -----------    ----------    ----------    ----------    --------
                                        (UNAUDITED)    (UNAUDITED)
Beginning balance...................    $6,301,805     $4,620,469     $4,620,469    $2,765,100    $  193,300    $      0
Provision charged to operating
  expense...........................     1,180,000        945,000      1,854,000     1,960,900     2,571,800     193,300
Charge-offs.........................       (64,831)       (46,384)      (185,876)     (108,531)            0           0
Recoveries..........................        45,118          8,400         13,212         3,000             0           0
                                        ----------     ----------     ----------    ----------    ----------    --------
    Ending balance..................    $7,462,092     $5,527,485     $6,301,805    $4,620,469    $2,765,100    $193,300
                                        ==========     ==========     ==========    ==========    ==========    ========

     Impaired loans were as follows:

                                                                   2001         2000       1999
                                                                -----------    -------    -------
                                                                (UNAUDITED)
Period end loans with no allocated allowance for loan
  losses....................................................     $      0      $     0    $     0
Period end loans with allocated allowance for loan losses...      174,447       94,892          0
                                                                 --------      -------    -------
                                                                 $174,447      $94,892    $     0
                                                                 ========      =======    =======
Amount of the allowance for loan losses allocated...........     $ 31,933      $20,000    $     0
Average of impaired loans during the period.................      134,670      138,518     24,347

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Bank did not recognize any interest income on impaired loans during 2001 (unaudited), 2000, 1999 or 1998.

     Concentrations within the loan portfolio were as follows:

                                                                      DECEMBER 31,
                                                   ---------------------------------------------------
                             JUNE 30, 2001                   2000                       1999
                        ------------------------   ------------------------   ------------------------
                                      PERCENTAGE                 PERCENTAGE                 PERCENTAGE
                                          OF                         OF                         OF
                                         LOAN                       LOAN                       LOAN
                          BALANCE     PORTFOLIO      BALANCE     PORTFOLIO      BALANCE     PORTFOLIO
                        -----------   ----------   -----------   ----------   -----------   ----------
                        (UNAUDITED)
Commercial real
  estate loans to
  operators of non-
  residential
  buildings..........   $70,718,521     13.9%      $62,089,376     14.4%      $41,039,899     13.3%

NOTE 4 -- PREMISES AND EQUIPMENT -- NET

     Premises and equipment are as follows:

                                                                 DECEMBER 31,
                                                           ------------------------
                                          JUNE 30, 2001       2000          1999
                                          -------------    ----------    ----------
                                           (UNAUDITED)
Land and improvements...................   $1,134,860      $1,134,548    $  443,408
Buildings and leasehold improvements....    2,137,815       2,128,353     2,111,049
Construction in process.................    2,108,240         220,797             0
Furniture and equipment.................    2,034,214       1,586,621     1,417,086
                                           ----------      ----------    ----------
                                            7,415,129       5,070,319     3,971,543
Less: accumulated depreciation..........    1,166,886         950,934       510,356
                                           ----------      ----------    ----------
                                           $6,248,243      $4,119,385    $3,461,187
                                           ==========      ==========    ==========

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 5 -- DEPOSITS

     Deposits at period end are summarized as follows:

                                                                         DECEMBER 31,
                                              ------------------------------------------------------------------
                          JUNE 30, 2001               2000                   1999                   1998
                       --------------------   --------------------   --------------------   --------------------
                         BALANCE        %       BALANCE        %       BALANCE        %       BALANCE        %
                       ------------   -----   ------------   -----   ------------   -----   ------------   -----
                           (UNAUDITED)
Noninterest-bearing
  demand.............  $ 38,381,197     7.4%  $ 27,368,257     6.4%  $ 19,513,231     6.6%  $ 14,319,290     8.3%
Interest-bearing
  checking...........    14,787,820     2.8     12,968,028     3.1     11,040,426     3.7      7,765,703     4.5
Money market.........     5,285,290     1.0      5,196,217     1.2      5,604,816     1.9      3,822,019     2.2
Savings..............    40,621,340     7.8     36,331,140     8.6     39,737,096    13.5     28,796,603    16.8
Time, under
  $100,000...........     6,684,212     1.3      6,164,803     1.4      4,873,222     1.7      3,305,504     1.9
Time, $100,000 and
  over...............    46,673,333     9.0     38,681,764     9.1     22,573,206     7.7     16,718,705     9.7
                       ------------   -----   ------------   -----   ------------   -----   ------------   -----
                        152,433,192    29.3    126,710,209    29.8    103,341,997    35.1     74,727,824    43.4
Out-of-area time,
  under $100,000.....    73,799,485    14.2     55,260,216    13.0     71,997,053    24.4     77,847,412    45.3
Out-of-area time,
  $100,000 and over..   293,989,369    56.5    243,769,888    57.2    119,489,922    40.5     19,422,783    11.3
                       ------------   -----   ------------   -----   ------------   -----   ------------   -----
                        367,788,854    70.7    299,030,104    70.2    191,486,975    64.9     97,270,195    56.6
                       ------------   -----   ------------   -----   ------------   -----   ------------   -----
                       $520,222,046   100.0%  $425,740,313   100.0%  $294,828,972   100.0%  $171,998,019   100.0%
                       ============   =====   ============   =====   ============   =====   ============   =====

     Out-of-area certificates of deposit consist of certificates obtained from depositors outside of the primary market area. As of June 30, 2001 (unaudited), out-of-area certificates of deposit totaling $356,379,589, were obtained through brokers, with the remaining $11,409,256 obtained directly from the depositors. As of December 31, 2000, out-of-area certificates of deposit totaling $288,389,984 were obtained through deposit brokers, with the remaining $10,640,120 obtained directly from the depositors.

     The following table depicts the maturity distribution for certificates of deposit.

                                                                   DECEMBER 31,
                                                           ----------------------------
                                          JUNE 30, 2001        2000            1999
                                          -------------    ------------    ------------
                                           (UNAUDITED)
In one year...........................    $330,456,548     $291,073,673    $203,685,797
In two years..........................      62,740,303       49,585,317      13,534,313
In three years........................      26,271,066        3,195,678         623,293
In four years.........................       1,678,482           22,003       1,090,000
In five years.........................               0                0               0
                                          ------------     ------------    ------------
                                          $421,146,399     $343,876,671    $218,933,403
                                          ============     ============    ============

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table depicts the maturity distribution for certificates of deposit with balances of $100,000 or more.

                                                                   DECEMBER 31,
                                                           ----------------------------
                                          JUNE 30, 2001        2000            1999
                                          -------------    ------------    ------------
                                           (UNAUDITED)
Up to three months....................    $ 98,415,769     $ 64,938,960    $ 48,761,878
Three months to six months............      79,743,615       65,612,880      53,506,644
Six months to twelve months...........      88,093,658      107,354,179      32,250,070
Over twelve months....................      74,409,660       44,545,633       7,544,536
                                          ------------     ------------    ------------
                                          $340,662,702     $282,451,652    $142,063,128
                                          ============     ============    ============

NOTE 6 -- SHORT-TERM BORROWINGS

     Information relating to short-term borrowings, comprised entirely of securities sold under agreements to repurchase, is summarized below:

                                                         DECEMBER 31,
                                            ---------------------------------------
                            JUNE 30, 2001      2000          1999          1998
                            -------------   -----------   -----------   -----------
                             (UNAUDITED)
Outstanding balance at
  year-end................   $34,787,643    $32,151,391   $26,607,289   $17,037,601
Average interest rate at
  year-end................          3.49%          4.63%         4.22%         4.20%
Average balance during the
  year....................    31,691,277     29,190,780    20,229,314    10,305,728
Average interest rate
  during the year.........          4.08%          4.66%         4.13%         4.72%
Maximum month end balance
  during the year.........    34,787,643     35,473,498    26,607,289    18,498,833

     Securities sold under agreements to repurchase (repurchase agreements) generally have original maturities of less than one year. Repurchase agreements are treated as financings and the obligations to repurchase securities sold are reflected as liabilities. Securities involved with the repurchase agreements are recorded as assets of the Bank and are primarily held in safekeeping by correspondent banks. Repurchase agreements are offered principally to certain large deposit customers as uninsured deposit equivalent investments.

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 7 -- FEDERAL INCOME TAXES

     The consolidated provision for income taxes is as follows:

                         SIX MONTHS ENDED JUNE 30,            YEARS ENDED DECEMBER 31,
                         --------------------------    ---------------------------------------
                            2001           2000           2000          1999          1998
                         -----------    -----------    ----------    ----------    -----------
                         (UNAUDITED)    (UNAUDITED)
Current..............    $1,118,573      $ 838,796     $1,913,297    $1,820,858    $   399,852
Deferred benefit.....      (391,573)      (310,796)      (610,297)     (636,480)    (1,147,247)
Change in valuation
  allowance..........             0              0              0      (892,378)       747,395
                         ----------      ---------     ----------    ----------    -----------
  Tax expense........    $  727,000      $ 528,000     $1,303,000    $  292,000    $         0
                         ==========      =========     ==========    ==========    ===========

     The recorded consolidated income tax provision in both 2000 and 1999 differs from that computed by multiplying pre-tax income by the statutory federal income tax rates as follows:

                          SIX MONTHS ENDED JUNE 30,           YEARS ENDED DECEMBER 31,
                          --------------------------    ------------------------------------
                             2001           2000           2000         1999         1998
                          -----------    -----------    ----------    ---------    ---------
                          (UNAUDITED)    (UNAUDITED)
Statutory rates.......     $ 822,521      $566,020      $1,393,173    $ 827,889    $(377,076)
Increase (decrease)
  from
  Tax-exempt
     interest.........      (110,473)      (45,058)       (110,102)     (14,972)           0
  Valuation
     allowance........             0             0               0     (526,565)     365,813
  Nondeductible
     expenses.........        14,952         7,038          19,929        5,648       11,263
                           ---------      --------      ----------    ---------    ---------
     Tax expense......     $ 727,000      $528,000      $1,303,000    $ 292,000    $       0
                           =========      ========      ==========    =========    =========

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The net deferred tax asset recorded includes the following amounts of deferred tax assets and liabilities as of June 30, 2001 (unaudited), December 31, 2000 and 1999:

                                                                     DECEMBER 31,
                                                 JUNE 30,      ------------------------
                                                   2001           2000          1999
                                                -----------    ----------    ----------
                                                (UNAUDITED)
Deferred tax assets
  Provision for loan losses.................    $2,423,526     $2,023,051    $1,392,691
  Start-up/pre-opening expenses.............        46,103         59,537        73,973
  Deferred loan fees........................        90,850         91,507        92,822
  Unrealized loss on securities available
     for sale...............................             0              0       412,953
  Deferred compensation.....................        38,638         19,213         4,677
  Miscellaneous accruals....................             0              0         5,500
                                                ----------     ----------    ----------
                                                 2,599,117      2,193,308     1,982,616
Deferred tax liabilities
  Unrealized gain on securities available
     for sale...............................       228,077        154,000             0
  Accretion.................................        10,638          7,978         2,659
  Depreciation..............................        41,351         29,775        21,746
                                                ----------     ----------    ----------
                                                   280,066        191,753        24,405
                                                ----------     ----------    ----------
Net deferred tax asset......................    $2,319,051     $2,001,555    $1,958,211
                                                ==========     ==========    ==========

     A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. Management has determined that no valuation allowance was required for 2001 (unaudited), 2000 or at year-end 1999.

NOTE 8 -- STOCK OPTION PLAN

     Stock option plans are used to reward employees and provide them with additional equity interest. Stock options are granted at the market price on the date of grant. The stock options fully vest after one year and expire ten years from the date of grant. At

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

June 30, 2001 (unaudited) and December 31, 2000, there were 95,970 shares authorized for future grants.

                                   SIX MONTHS ENDED
                                       JUNE 30,                YEARS ENDED DECEMBER 31,
                               -------------------------   ---------------------------------
                                  2001          2000         2000        1999        1998
                               -----------   -----------   ---------   ---------   ---------
                               (UNAUDITED)   (UNAUDITED)
Stock options outstanding
  Beginning..................     166,526       127,836      127,836     127,836      81,636
  Granted....................           0         8,660       38,690           0      46,200
                                ---------     ---------    ---------   ---------   ---------
     Ending..................     166,526       136,496      166,526     127,836     127,836
                                =========     =========    =========   =========   =========
  Options exercisable at
     period end..............     120,486        83,736      114,186      80,236      52,674
                                ---------     ---------    ---------   ---------   ---------
  Minimum exercise price.....   $    9.52     $    9.52    $    9.52   $    9.52   $    9.52
  Maximum exercise price.....       12.98         12.98        12.98       12.98       12.98
  Average exercise price.....       11.01         11.01        11.01       10.95       10.95
  Average remaining option
     term....................   7.2 Years     7.2 Years    7.6 Years   8.0 Years   9.0 Years
Estimated fair value of stock
  options granted:...........                 $  36,805    $ 155,003               $ 172,510
  Assumptions used:
     Risk-free interest
       rate..................                      6.58%        5.99%                   4.56%
     Expected option life....                  10 Years     10 Years                 7 Years
     Expected stock
       volatility............                        37%          37%                     11%
     Expected dividends......                         0%           0%                      0%

     SFAS No. 123, Accounting for Stock Based Compensation, requires proforma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. The following proforma information presents net income and basic and diluted earnings per share had the fair value been used to measure compensation cost for stock option plans. The exercise price of options granted is

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

equivalent to the market value of underlying stock at the grant date. No compensation cost was actually recognized for stock options.

                         SIX MONTHS ENDED JUNE 30,           YEARS ENDED DECEMBER 31,
                         -------------------------    ---------------------------------------
                            2001          2000           2000          1999          1998
                         -----------   -----------    ----------    ----------    -----------
                         (UNAUDITED)   (UNAUDITED)
Pro-forma income
  (loss), assuming SFAS
  123 fair value method
  was used for stock
  options:
  Income (loss) before
     cumulative effect
     of change in
     accounting
     principle.........  $1,692,180    $1,136,764     $2,741,602    $2,065,991    $(1,299,991)
  Basic income (loss)
     per share before
     cumulative effect
     of change in
     accounting
     principle.........        0.58          0.44           1.06          0.80          (0.65)
  Diluted income (loss)
     per share before
     cumulative effect
     of change in
     accounting
     principle.........        0.58          0.44           1.05          0.79          (0.65)
  Pro-forma net income
     (loss)............  $1,622,170    $1,116,424     $2,741,602    $2,023,781    $(1,299,991)
  Pro-forma basic
     income (loss) per
     share.............        0.56          0.43           1.06          0.78          (0.65)
  Pro-forma diluted
     income (loss) per
     share.............        0.55          0.43           1.05          0.77          (0.65)

NOTE 9 -- RELATED PARTIES

     Certain directors and executive officers of the Bank, including their immediate families and companies in which they are principal owners, were loan customers of the Bank. At year-end 2000 and 1999, the Bank had approximately $7,099,000 and $9,046,000 in loan commitments to directors and executive officers, of which approximately $3,914,000 and $5,063,000 were outstanding December 31, 2000 and 1999, respectively. At June 30,

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2001 (unaudited), the Bank had approximately $7,170,000 in loan commitments to directors and executive officers, of which approximately $3,141,000 were outstanding.

                                                                 DECEMBER 31,
                                            JUNE 30,      --------------------------
                                              2001           2000           1999
                                           -----------    -----------    -----------
                                           (UNAUDITED)
Beginning balance........................  $ 3,914,000    $ 5,063,000    $ 9,095,000
New loans................................      427,000      2,035,000        876,000
Repayments...............................   (1,132,000)    (3,184,000)    (4,908,000)
                                           -----------    -----------    -----------
     Ending balance......................  $ 3,209,000    $ 3,914,000    $ 5,063,000
                                           ===========    ===========    ===========

     Related party deposits and repurchase agreements totaled approximately $14,808,000 at June 30, 2001 (unaudited), $13,173,000 at December 31, 2000 and
$14,800,000 at December 31, 1999.

NOTE 10 -- COMMITMENTS AND OFF-BALANCE-SHEET RISK

     The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized, if any, in the balance sheet. The Bank's maximum exposure to loan loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Collateral, such as accounts receivable, securities, inventory, property and equipment, is generally obtained based on management's credit assessment of the borrower.

     Fair value of the Bank's off-balance sheet instruments (commitments to extend credit and standby letters of credit) is based on rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. At December 31, 2000 and 1999, the rates on existing off-balance sheet instruments were substantially equivalent to current market rates, considering the underlying credit standing of the counterparties.

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Bank's maximum exposure to credit losses for loan commitments and standby letters of credit outstanding was as follows:

                                                                  DECEMBER 31,
                                            JUNE 30,      ----------------------------
                                              2001            2000            1999
                                          ------------    ------------    ------------
                                          (UNAUDITED)
Commercial unused lines of credit.....    $100,710,929    $ 87,121,094    $ 87,488,616
Unused lines of credit secured by 1-4
  family residential properties.......       8,373,692       7,641,057       6,112,897
Credit card unused lines of credit....       5,534,949       4,578,325       3,419,628
Other consumer unused lines of
  credit..............................       2,523,366       2,062,084       3,126,906
Commitments to make loans.............      13,948,400      20,110,500      26,395,600
Standby letters of credit.............      38,274,236      36,889,288      28,963,217
                                          ------------    ------------    ------------
                                          $169,365,572    $158,402,348    $155,506,864
                                          ============    ============    ============

     Mercantile was required to have $839,000, $689,000 and $564,000 of cash on hand or on deposit with the Federal Reserve Bank of Chicago to meet regulatory reserve and clearing requirements at June 30, 2001 (unaudited), and December 31, 2000 and 1999. These balances do not earn interest.

     The Bank leases the main office facility under an operating lease agreement. Total rental expense for the lease for the six months ended June 30, 2001 and 2000 (unaudited) were $81,873 and $79,488. Total rental expense for the lease for 2000, 1999 and 1998 was $160,566, $155,889 and $151,349, respectively.
Future minimum rentals under this lease as of June 30, 2001 (unaudited) and December 31, 2000 are as follows:

                                                           JUNE 30,      DECEMBER 31,
                                                             2001            2000
                                                          -----------    ------------
                                                          (UNAUDITED)
2001..................................................     $ 81,870       $  163,740
2002..................................................      163,700          163,740
2003..................................................      163,700          163,740
2004..................................................      163,700          163,740
2005..................................................      163,700          163,740
Thereafter............................................      191,027          272,900
                                                           --------       ----------
                                                           $927,697       $1,091,600
                                                           ========       ==========

NOTE 11 -- BENEFIT PLANS

     Mercantile established a 401(k) benefit plan effective January 1, 1998, covering substantially all of its employees. Mercantile's 2001 (unaudited), 2000, 1999 and 1998 matching 401(k) contribution charged to expense was $79,805, $135,613, $85,080 and

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

$59,705, respectively. The percent of Mercantile's matching contributions to the 401(k) is determined annually by the Board of Directors. During 1999, the 401(k) benefit plan allowed employee contributions up to 15% of their compensation, which are matched at 100% of the first 4% of the compensation contributed. Matching contributions are immediately vested. The Plan was amended, effective January 1, 2000, to increase the employer match from 4% of compensation contributed to 5%.

     Mercantile established a deferred compensation plan effective May 1, 1999, in which all persons serving on the Board of Directors during the time the plan is in effect are eligible to participate. Participants may elect to defer annual director fees, with distributions to be paid only upon termination of service as a director. Expense for the plan during 2001 (unaudited), 2000 and 1999 was $2,455, $2,085 and $625, respectively.

NOTE 12 -- FAIR VALUES OF FINANCIAL INSTRUMENTS

     Carrying amount and estimated fair values of financial instruments were as follows.

                                                                             DECEMBER 31,
                                  JUNE 30,             ---------------------------------------------------------
                                    2001                          2000                          1999
                         ---------------------------   ---------------------------   ---------------------------
                           CARRYING         FAIR         CARRYING         FAIR         CARRYING         FAIR
                            VALUES         VALUES         VALUES         VALUES         VALUES         VALUES
                         ------------   ------------   ------------   ------------   ------------   ------------
                         (UNAUDITED)    (UNAUDITED)
Financial assets
  Cash and cash
    equivalents........  $ 33,261,406   $ 33,261,406   $ 18,101,671   $ 18,101,671   $ 13,650,356   $ 13,650,356
  Securities available
    for sale...........    47,040,262     47,040,262     45,147,493     45,147,493     34,115,303     34,115,303
  Securities held to
    maturity...........    19,799,934     20,398,446     14,524,341     14,942,311      7,056,492      6,982,329
  Federal Home Loan
    Bank stock.........       784,900        784,900        784,900        784,900        784,900        784,900
  Loans, net...........   500,648,455    526,904,000    423,502,300    424,690,000    303,386,007    294,581,000
  Accrued interest
    receivable.........     2,743,594      2,743,594      2,758,054      2,758,054      1,842,874      1,842,874
Financial liabilities
  Deposits.............   520,222,046    523,455,000    425,740,313    424,359,000    294,828,972    295,078,734
  Securities sold under
    agreements to
    repurchase.........    34,787,643     34,787,643     32,151,391     32,151,391     26,607,289     26,607,289
  Accrued interest
    payable............     6,319,043      6,319,043      6,134,491      6,134,491      1,956,247      1,956,257
  Guaranteed preferred
    beneficial
    interests in the
    Corporation's
    subordinated
    debentures.........    16,000,000     12,968,584     16,000,000     11,527,593     16,000,000     11,402,303

     Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits,

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

securities sold under agreements to repurchase, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of guaranteed preferred beneficial interests in the Corporation's subordinated debentures is based on current rates for similar financing.

NOTE 13 -- EARNINGS PER SHARE

     The factors used in the earnings per share computation follow.

                                       SIX MONTHS ENDED
                                           JUNE 30,                    YEARS ENDED DECEMBER 31,
                                  --------------------------    ---------------------------------------
                                     2001           2000           2000          1999          1998
                                  -----------    -----------    ----------    ----------    -----------
                                  (UNAUDITED)    (UNAUDITED)
Basic
  Net income (loss)...........    $1,692,180     $1,136,764     $2,794,567    $2,100,757    $(1,109,047)
                                  ==========     ==========     ==========    ==========    ===========
  Weighted average common
    shares outstanding........     2,895,586      2,596,102      2,596,102     2,596,102      2,003,041
                                  ----------     ----------     ----------    ----------    -----------
  Basic earnings (loss) per
    common share..............    $     0.58     $     0.44     $     1.08    $     0.81    $     (0.55)
                                  ==========     ==========     ==========    ==========    ===========
Diluted
  Net income (loss)...........    $1,692,180     $1,136,764     $2,794,567    $2,100,757    $(1,109,047)
                                  ==========     ==========     ==========    ==========    ===========
  Weighted average common
    shares outstanding for
    basic earnings per common
    share.....................     2,895,586      2,596,102      2,596,102     2,596,102      2,003,018
  Add: Dilutive effects of
    assumed exercises of stock
    options...................        48,759          5,751          7,229        27,627              0
                                  ----------     ----------     ----------    ----------    -----------
  Average shares and dilutive
    potential common shares...     2,944,345      2,601,853      2,603,331     2,623,729      2,003,018
                                  ==========     ==========     ==========    ==========    ===========
Diluted earnings (loss) per
  common share................    $     0.58     $     0.44     $     1.07    $     0.80    $     (0.55)
                                  ==========     ==========     ==========    ==========    ===========

     Stock options for 127,838 shares of common stock were not considered in computing diluted earnings per common share for 1998 because they were antidilutive.

NOTE 14 -- SALE OF TRUST PREFERRED SECURITIES

     MBWM Capital Trust I, a business subsidiary of Mercantile, sold 1.6 million Cumulative Preferred Securities ("trust preferred securities") at $10.00 per trust preferred security in a September 1999 offering. The proceeds from the sale of the trust preferred securities were used by MBWM Capital Trust I to purchase an equivalent amount of subordinated debentures from Mercantile. The trust preferred securities carry a fixed rate

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

of 9.60%, have a stated maturity of 30 years, and, in effect, are guaranteed by Mercantile. The securities are redeemable at par after 5 years. Distributions on the trust preferred securities are payable quarterly on January 15, April 15, July 15 and October 15. The first distribution was paid on October 15, 1999. Under certain circumstances, distributions may be deferred for up to 20 calendar quarters. However, during any such deferrals, interest accrues on any unpaid distributions at the rate of 9.60% per annum.

NOTE 15 -- SALE OF COMMON STOCK

     During the first quarter of 2001 Mercantile sold a combined 516,600 shares of common stock in two private placement offerings, raising $6.7 million in net proceeds. Mercantile contributed substantially all of the net proceeds to the Bank as capital. During 1998, Mercantile completed a secondary stock offering, selling 1,026,375 shares, as adjusted for the 5% stock dividend paid on February 1, 2001. Net of issuance expenses the common stock sale raised $14.3 million. Substantially all of the net proceeds were contributed to the Bank, which were used to support the anticipated growth in assets, fund investments in loans and securities, and for general corporate purposes.

NOTE 16 -- REGULATORY MATTERS

     Mercantile and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

     The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Actual capital levels (in thousands) and minimum required levels for Mercantile and the Bank were:

                                                                      MINIMUM REQUIRED
                                                                         TO BE WELL
                                                MINIMUM REQUIRED     CAPITALIZED UNDER
                                                  FOR CAPITAL        PROMPT CORRECTIVE
                                ACTUAL         ADEQUACY PURPOSES     ACTION REGULATIONS
                           ----------------    ------------------    ------------------
                           AMOUNT     RATIO     AMOUNT     RATIO      AMOUNT     RATIO
                           -------    -----    --------    ------    --------    ------
June 30, 2001 (Unaudited)
  Total capital (to risk
     weighted assets)
     Consolidated........  $63,322    10.8%    $46,829      8.0%     $58,536      10.0%
     Bank................   61,024    10.5      46,653      8.0       58,316      10.0
  Tier 1 capital (to risk
     weighted assets)
     Consolidated........   53,339     9.1      23,420      4.0       35,130       6.0
     Bank................   53,733     9.2      23,334      4.0       35,000       6.0
  Tier 1 capital (to
     average assets)
     Consolidated........   53,339     9.3      23,036      4.0       28,795       5.0
     Bank................   53,733     9.4      22,951      4.0       28,688       5.0
December 31, 2000
  Total capital (to risk
     weighted assets)
     Consolidated........  $53,685    11.0%    $39,163      8.0%     $48,953      10.0%
     Bank................   51,596    10.6      39,017      8.0       48,771      10.0
  Tier 1 capital (to risk
     weighted assets)
     Consolidated........   42,085     8.6      19,589      4.0       29,383       6.0
     Bank................   45,497     9.3      19,517      4.0       29,275       6.0
  Tier 1 capital (to
     average assets)
     Consolidated........   42,085     8.6      19,601      4.0       24,502       5.0
     Bank................   45,497     9.3      19,528      4.0       24,410       5.0
December 31, 1999
  Total capital (to risk
     weighted assets)
     Consolidated........  $49,275    13.7%    $28,830      8.0%     $36,038      10.0%
     Bank................   47,402    13.2      28,714      8.0       35,893      10.0
  Tier 1 capital (to risk
     weighted assets)
     Consolidated........   38,359    10.6      14,420      4.0       21,630       6.0
     Bank................   42,914    12.0      14,363      4.0       21,544       6.0
  Tier 1 capital (to
     average assets)
     Consolidated........   38,359    10.9      14,097      4.0       17,621       5.0
     Bank................   42,914    12.2      14,042      4.0       17,554       5.0

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Bank was categorized as well capitalized at June 30, 2001 (unaudited) and year-end 2000 and 1999.

     Federal and state banking laws and regulations place certain restrictions on the amount of dividends the Bank can transfer to Mercantile and on the capital levels that must be maintained. At year-end 2000, under the most restrictive of these regulations (to remain well capitalized), the Bank could distribute approximately $2,825,000 to Mercantile as dividends without prior regulatory approval.

     The capital levels as of June 30, 2001 (unaudited), December 31, 2000 and December 31, 1999 include an adjustment for the 1.6 million trust preferred securities issued by MBWM Capital Trust I in September 1999 subject to certain limitations. Federal Reserve guidelines limit the amount of trust preferred securities which can be included in Tier 1 capital of Mercantile to 25% of total Tier 1 capital. As of June 30, 2001 (unaudited), December 31, 2000 and December 31, 1999, approximately $13.3 million, $10.5 million and $9.6 million of the $16.0 million of the trust preferred securities were included as Tier 1 capital of Mercantile, respectively. The remaining dollar amounts are included as Tier 2 capital, a component of risk-based capital. The trust preferred securities are used to support Mercantile's current capital position allowing for future growth and increased common shareholder value.

NOTE 17 -- OTHER COMPREHENSIVE INCOME (LOSS)

     Other comprehensive income (loss) components and related taxes were as follows.

                               SIX MONTHS ENDED                    YEARS ENDED
                                   JUNE 30,                       DECEMBER 31,
                           -------------------------   -----------------------------------
                              2001          2000          2000         1999         1998
                           -----------   -----------   ----------   -----------   --------
                           (UNAUDITED)   (UNAUDITED)
  Unrealized holding
     gains and losses on
     available-for-sale
     securities.........    $330,700      $(71,562)     1,378,885   $(1,262,733)  $ 53,866
  Reclassification
     adjustments for
     gains and losses
     later recognized in
     income.............     (99,594)      275,321        275,321             0       (128)
                            --------      --------     ----------   -----------   --------
  Net unrealized gains
     and losses.........     231,106       203,759      1,654,206    (1,262,733)    53,738
  Tax effect............     (78,576)      (69,278)      (562,430)      429,329    (18,721)
                            --------      --------     ----------   -----------   --------
Other comprehensive
  income (loss).........    $152,530      $134,481     $1,091,776   $  (833,404)  $ 35,467
                            ========      ========     ==========   ===========   ========

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 18 -- QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                 EARNINGS PER
                                                                                 SHARE BEFORE
                                                                                  CUMULATIVE
                                                     INCOME BEFORE                 EFFECT OF
                                                      CUMULATIVE                   CHANGE IN
                                                       EFFECT OF                  ACCOUNTING
                                                       CHANGE IN                   PRINCIPLE
                         INTEREST     NET INTEREST    ACCOUNTING       NET      ---------------
                          INCOME         INCOME        PRINCIPLE      INCOME    BASIC   DILUTED
                        -----------   ------------   -------------   --------   -----   -------
2001
  First quarter......   $10,855,416    $3,461,743      $915,451      $915,451   $0.34    $0.34
  Second quarter.....    11,011,476     3,697,725       776,729       776,729    0.25     0.25
2000
  First quarter......   $ 7,864,181    $2,797,414      $500,292      $500,292   $0.19    $0.19
  Second quarter.....     8,848,268     3,004,000       636,472       636,472    0.25     0.25
  Third quarter......     9,741,242     3,133,073       778,160       778,160    0.30     0.30
  Fourth quarter.....    10,381,957     3,340,885       879,643       879,643    0.34     0.33
1999
  First quarter......   $ 4,531,195    $1,929,778      $393,901      $351,691   $0.15    $0.15
  Second quarter.....     5,212,444     2,264,714       503,472       503,472    0.19     0.19
  Third quarter......     6,111,378     2,591,024       562,340       562,340    0.22     0.22
  Fourth quarter.....     6,911,682     2,650,763       683,254       683,254    0.27     0.26

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 19 -- MERCANTILE BANK CORPORATION (PARENT COMPANY ONLY)
CONDENSED FINANCIAL STATEMENTS

     Following are condensed parent company only financial statements.

                            CONDENSED BALANCE SHEETS

                                                              DECEMBER 31,
                                         JUNE 30,      --------------------------
                                           2001           2000           1999
                                        -----------    -----------    -----------
                                        (UNAUDITED)
ASSETS
  Cash and cash equivalents.........    $   455,868    $   626,986    $   671,235
  Investment in subsidiaries........     54,681,254     46,291,805     42,617,182
  Other assets......................      2,166,718      1,800,569      1,533,198
                                        -----------    -----------    -----------
     Total assets...................    $57,303,840    $48,719,360    $44,821,615
                                        ===========    ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Liabilities.......................    $   361,675    $   370,624    $   358,896
  Guaranteed preferred beneficial
     interests in the Corporation's
     subordinated debentures........     16,494,850     16,494,850     16,494,850
  Shareholders' equity..............     40,447,315     31,853,886     27,967,869
                                        -----------    -----------    -----------
       Total liabilities and
          shareholders' equity......    $57,303,840    $48,719,360    $44,821,615
                                        ===========    ===========    ===========

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                         CONDENSED STATEMENTS OF INCOME

                              SIX MONTHS ENDED
                                  JUNE 30,                  YEARS ENDED DECEMBER 31,
                          -------------------------   -------------------------------------
                             2001          2000          2000         1999         1998
                          -----------   -----------   ----------   ----------   -----------
                          (UNAUDITED)   (UNAUDITED)
Income
  Dividends from
     subsidiaries.......  $  791,753    $  791,753    $1,583,506   $  123,162   $         0
  Other.................      11,579        13,553        29,663       33,348        28,868
                          ----------    ----------    ----------   ----------   -----------
     Total income.......     803,332       805,306     1,613,169      156,510        28,868
Expenses
  Interest expense......     808,739       808,650     1,617,300      468,316             0
  Other operating
     expenses...........     292,082       224,593       433,149      415,018       187,797
                          ----------    ----------    ----------   ----------   -----------
     Total expenses.....   1,100,821     1,033,243     2,050,449      883,334       187,797
                          ----------    ----------    ----------   ----------   -----------
INCOME (LOSS) BEFORE
  INCOME TAX AND EQUITY
  IN UNDISTRIBUTED NET
  INCOME (LOSS) OF
  SUBSIDIARIES..........    (297,489)     (227,937)     (437,280)    (726,824)     (158,929)
Federal income tax
  expense...............    (359,000)     (324,000)     (649,000)    (420,000)            0
Equity in undistributed
  net income (loss) of
  subsidiary............   1,630,669     1,040,701     2,582,847    2,407,581      (950,118)
                          ----------    ----------    ----------   ----------   -----------
INCOME (LOSS) BEFORE
  CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING
  PRINCIPLE.............   1,692,180     1,136,764     2,794,567    2,142,967    (1,109,047)
Cumulative effect of
  change in accounting
  principle (net of
  applicable taxes).....           0             0             0      (42,210)            0
                          ----------    ----------    ----------   ----------   -----------
NET INCOME (LOSS).......  $1,692,180    $1,136,764    $2,794,567   $2,100,757   $(1,109,047)
                          ==========    ==========    ==========   ==========   ===========

                          MERCANTILE BANK CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                       CONDENSED STATEMENT OF CASH FLOWS

                                     SIX MONTHS ENDED
                                         JUNE 30,                    YEARS ENDED DECEMBER 31,
                                 -------------------------   -----------------------------------------
                                    2001          2000          2000           1999           1998
                                 -----------   -----------   -----------   ------------   ------------
                                 (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING
  ACTIVITIES
  Net income (loss)............  $ 1,692,180   $ 1,136,764   $ 2,794,567   $  2,100,757   $ (1,109,047)
  Adjustments to reconcile net
    income (loss) to net cash
    from operating activities
    Equity in undistributed
      (income) loss of
      subsidiary...............   (1,630,669)   (1,040,701)   (2,582,847)    (2,407,581)       950,118
    Capital investment into
      Mercantile Bank of West
      Michigan.................   (6,606,250)            0             0    (14,828,112)   (13,771,888)
    Change in other assets.....     (366,149)       26,487      (267,371)    (1,451,293)        44,640
    Change in other
      liabilities..............       (8,949)       (8,698)       11,728        347,396        (41,405)
                                 -----------   -----------   -----------   ------------   ------------
      Net cash from operating
         activities............   (6,919,837)      113,852       (43,923)   (16,238,833)   (13,927,582)
CASH FLOWS FROM FINANCING
  ACTIVITIES
  Fractional shares paid.......            0             0          (326)             0              0
  Proceeds from the sale of
    trust preferred securities
    and issuance of
    debentures.................            0             0             0     16,494,850              0
  Investment in common stock of
    MBWM Capital Trust I.......            0             0             0       (494,850)             0
  Proceeds from sale of common
    stock......................    6,748,719             0             0              0     14,300,826
                                 -----------   -----------   -----------   ------------   ------------
      Net cash from financing
         activities............    6,748,719             0          (326)    16,000,000     14,300,826
                                 -----------   -----------   -----------   ------------   ------------
Net change in cash and cash
  equivalents..................     (171,118)      113,852       (44,249)      (238,833)       373,244
Cash and cash equivalents at
  beginning of period..........      626,986       671,235       671,235        910,068        536,824
                                 -----------   -----------   -----------   ------------   ------------
CASH AND CASH EQUIVALENTS AT
  END OF PERIOD................  $   455,868   $   785,087   $   626,986   $    671,235   $    910,068
                                 ===========   ===========   ===========   ============   ============

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                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    1
Selected Consolidated Financial
  Data..............................    5
Risk Factors........................    7
Use of Proceeds.....................   11
Capitalization......................   12
Market for Common Stock.............   13
Dividend Policy.....................   13
Forward-Looking Statements..........   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   15
Business............................   40
Description of Capital Stock........   50
Underwriting........................   56
Legal Matters.......................   58
Experts.............................   58
Where You Can Find More
  Information.......................   58
Incorporation of Certain Information
  by Reference......................   59
Index to Consolidated Financial
  Statements........................  F-1

- YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT, AND OUR UNDERWRITERS HAVE NOT, AUTHORIZED ANY PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT.

- WE ARE NOT, AND OUR UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

- YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY.

- THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF ANY OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES.

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                                1,400,000 SHARES

                               [MERCANTILE LOGO]

                          MERCANTILE BANK CORPORATION

                                  COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                                 AUGUST 2, 2001
                           -------------------------

                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED

                         HOWE BARNES INVESTMENTS, INC.

                              TUCKER ANTHONY SUTRO
                                CAPITAL MARKETS

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